FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                       No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                       No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

Item
1.	Translation of a letter, dated March 7, 2006, to the Buenos Aires Stock Exchange regarding a material fact.
2.	Translation of a letter, dated March 7, 2006, to the Buenos Aires Stock Exchange regarding Section 304 of the United States Bankruptcy Code.
3.	Consolidated Financial Statements as of September 30, 2005.
4.	Translation of a press release, dated March 9, 2006, regarding the Consolidated Annual and Fourth Quarter Results (“4Q05”) for Fiscal Year 2005 (“FY05”)

Item 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 7, 2006

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE: Signing of Letter of Understanding with the Renegotiation Unit (“UNIREN”) – Art 23 of Listing Rules – “Relevant Information”

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in compliance with the Article 23 of the Listing Rules of the Buenos Aires Stock Exchange.

In this respect, we inform you that yesterday afternoon Telecom Argentina signed a letter of understanding (the “Letter of Understanding”) with the Unit of Renegotiation and Analysis of Public Service Contracts (“UNIREN”) in representation of the Argentine Government. After having complied with all the procedures contemplated in current regulation, the Letter of Understanding will constitute the necessary precedent for the celebration of the renegotiation agreement (the “Renegotiation Agreement”) of the Transfer Agreement approved by the Decree No. 2332/90, in accordance with that contemplated in Article 9 of Law No. 25.561.

The main terms and conditions of the Letter of Understanding are the following:

1.   Contractual Situation

The technical control entities have determined that Telecom Argentina has complied with the obligations contemplated in the Transfer Agreement, observing only certain breaches that have been subject to the respective penalty procedures and that are still pending resolution, and that such issues that are related to the normal and ordinary development of the activities as licensee, whereby such situation will be resolved before June 30, 2006.

2.   Investment, Research and Technology Development

Telecom Argentina will continue performing investments to develop and upgrade its network and it undertakes to promote enhancements related to new services, actions oriented towards the reduction of the digital gap and to the promotion of the information society and training and technology transfer programs, as well as the development of the local corporations.

3.   Service Goals and Long Term Goals

Telecom Argentina agrees to continue rendering the service, complying with all its quality obligations that arise from the current regulation and to reach by December 31, 2010 certain goals that are determined in the current regulation, as well as service goals that are described in Annex I of the Letter of Understanding.

Item 1

4.   Regulatory Framework

The parties agree to comply and maintain the contractual conditions established in the Transfer Agreement and in the current regulation. Moreover, the Executive Branch undertakes its efforts to consolidate an adequate and homogenous regulatory framework for the telecommunication services and to conform in the future a stable regulatory framework that will allow regulation of the activity of the sector. For such case a bill will be passed to the Legislative Branch.

5.   Suspension and Dropping of actions and claims of Telecom Argentina and its Shareholders.

Within 30 days of the public hearing that will be called by the UNIREN to deal with the Letter of Understanding, Telecom Argentina and its indirect shareholders “Telecom Italia SpA” and W de Argentina – Inversiones S.L.”, will suspend for the term of 210 business days the steps of all claims, recourses, and demands initiated or in due course, in administrative, arbitral or judicial forum, in Argentina or abroad, that are based or related to the events or actions taken in relation to the emergency situation established in Law Nº25.561, with respect to the Transfer Contract and the licenses granted to the Company by means of the Decree No. 2347/90 (the “License”). Simultaneously, a commitment must be signed whereby, as long as the agreed suspension is in place, no claims, recourses, and demands, in administrative, arbitral or judicial forum, in Argentina or abroad, based on or related to the before mentioned events or actions, will be submitted. The breach of Telecom Argentina, Telecom Italia SpA or W de Argentina – Inversiones S.L. of the documents that certify the suspension of the actions, will detain the subscription by the Executive Branch of the Renegotiation Agreement, until such beach is resolved.

Within 30 days of the ratification of the Renegotiation Agreement by the Executive Branch, Telecom Argentina, Telecom Italia SpA or W de Argentina – Inversiones S.L. must resign all rights that could eventually be invoked, as well as all actions submitted or in due course related to the events or actions taken in relation to the emergency situation established in Law No. 25.561, with respect to the Transfer Contract and the Licenses. If such resignations are not perfected in the indicated term, the Argentine Government, with prior notice to Telecom Argentina to comply with the submission within a new period of 15 days, may denounce the Renegotiation Agreement and proceed to the revocation or cancellation of the License by breach of Telecom Argentina, Telecom Italia SpA or W de Argentina – Inversiones S.L. A similar event may occur while the abovementioned suspension and resignations are in place a submission, claim, recourse or demand of Telecom Argentina, or Telecom Italia SpA or W de Argentina – Inversiones S.L. based on or related to the events or actions taken in relation to the emergency situation established in Law No. 25.561, with respect to the Transfer Contract and the License.

6.   Equal Treatment

Within the context of the process of the contract renegotiation, the Argentine Government undertakes that a reasonably similar and equal treatment will be given to Telecom Argentina to that granted to other telecommunications companies that participate of the mentioned process.

7.   Incoming International Calls to Local Areas

As from the validity of the Renegotiation Agreement, a correction factor will be applied to the termination charge of incoming international calls in a local area so as to adjust such charges to international standards. The charge will be adjusted to 3 times the current price and will be payable by the international operators.

Item 1

8.   Unification of Time Band

As from the validity of the Renegotiation Agreement, the time bands for local calls, domestic long distance calls and international long distance calls will be unified.

9.   Renegotiation Agreement

The Renegotiation Agreement will be submitted to a Public Hearing, in order to promote the participation of users and the Community in general, understanding that its terms and conditions are the consensus to move towards the subscription of the Renegotiation Agreement, that will be in force once all the requirements contemplated in the current regulation have been complied with, such as among others the celebration of the Shareholders Meeting of Telecom Argentina where the signing of the Renegotiation Agreement is approved and authorized.

Best regards,

Pedro Gastón Insussarry

Responsible for Market Relations

Item 2

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 7, 2006

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE: Section 304 of the United States Bankruptcy Code - Art 23 of Listing Rules – “Relevant Information”

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) in compliance with the Article 23 of the Listing Rules of the Buenos Aires Stock Exchange.

In connection with the petition filed on September 13, 2005 by the Board of Directors of Telecom Argentina in the United States Bankruptcy Court for the Southern District of New York commencing, on behalf of Telecom Argentina, a case ancillary to a foreign proceeding pursuant to Section 304 of the United States Bankruptcy Code (the “Petition”), the Company informs that on February 24, 2006, Judge Burton R. Lifland issued a judgment confirming the Petition and ordering (i) that the order issued by the Argentine Bankruptcy Judge Adela N. Fernández approving Telecom Argentina’s Acuerdo Preventivo Extrajudicial (“APE”) (the “Approval Order”) and Telecom Argentina’s APE shall be given full force and effect in the United States, to the same degree as they are given effect in Argentina; (ii) that the Approval Order and the APE are binding on U.S. Bank N.A. as Indenture Trustee, and all non-consenting holders of bonds restructured pursuant to the APE, as they are in Argentina; and (iii) that all the notes restructured pursuant to the APE have been extinguished as a matter of Argentine law and must be cancelled.

The judgment has been appealed by The Argo Fund, Ltd., a holder of beneficial interest in notes affected by the APE, whose objections to the Petition had been overruled by the Bankruptcy Court. The appeal will be resolved by the District Judge to be appointed for such case.

Best regards,

Pedro Gastón Insussarry

Responsible for Market Relations

TELECOM ARGENTINA S.A.	Item 3

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2005

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Financial Statements as of September 30, 2005 and December 31, 2004

and for the nine-month periods ended September 30, 2005 and 2004

$: Argentine peso

US$ : US dollar

$2.91 = US$1 as of September 30, 2005

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Balance Sheets as of September 30, 2005 and December 31, 2004

(In millions of Argentine pesos - see Note 3.c)

	As of September 30, 2005 (unaudited)	As of December 31, 2004
ASSETS
Current Assets
Cash and banks	$21	$32
Investments, net	566	3,630
Accounts receivable, net	636	612
Other receivables	91	78
Inventories, net	148	79
Other assets	14	3

Total current assets	1,476	4,434

Non-Current Assets
Other receivables, net	261	228
Investments	2	2
Fixed assets, net	6,115	6,895
Intangible assets, net	738	773
Other assets, net	22	—

Total non-current assets	7,138	7,898

TOTAL ASSETS	$8,614	$12,332

LIABILITIES
Current Liabilities
Accounts payable	$803	$509
Debt	330	9,434
Salaries and social security payable	94	79
Taxes payable	163	153
Other liabilities	28	22
Contingencies	75	30

Total current liabilities	1,493	10,227

Non-Current Liabilities
Accounts payable	4	7
Debt	4,466	1,219
Salaries and social security payable	28	33
Taxes payable	119	5
Other liabilities	65	71
Contingencies	249	214

Total non-current liabilities	4,931	1,549

TOTAL LIABILITIES	$6,424	$11,776

Minority interest	36	30
Foreign currency translation adjustments	29	24
SHAREHOLDERS’ EQUITY	$2,125	$502

TOTAL LIABILITIES, MINORITY INTEREST, FOREIGN CURRENCY TRANSLATION ADJUSTMENTS AND SHAREHOLDERS’ EQUITY	$8,614	$12,332

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Income

for the nine-month periods ended September 30, 2005 and 2004

(In millions of Argentine pesos, except per share data in Argentine pesos -see Note 3.c)

	For the nine-month periods ended September 30,
	2005	2004
Net sales	$4,057	$3,211
Cost of services	(2,636)	(2,153)

Gross profit	1,421	1,058
General and administrative expenses	(202)	(184)
Selling expenses	(872)	(666)

Operating income	347	208
Equity gain (loss) from related companies	7	(1)
Financial results, net	91	(622)
Other expenses, net	(108)	(69)
Gain on debt restructuring	1,424	—

Net income (loss) before income tax and minority interest	1761	(484)
Income tax expense, net	(134)	(9)
Minority interest	(4)	2

Net income (loss)	$1,623	$(491)

Net income (loss) per share	$1.65	$(0.50)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2005 and 2004

(In millions of Argentine pesos – see Note 3.c)

	Shareholders’ contributions			Unappropriated results			Total Shareholders’ equity
	Common stock	Inflation adjustment of common stock	Total	Legal reserve	Retained earnings/ (Accumulated deficit)	Total
Balances as of January 1, 2004	984	3,044	4,028	277	(3,137)	(2,860)	1,168
Net loss	—	—	—	—	(491)	(491)	(491)

Balances as of September 30, 2004	984	3,044	4,028	277	(3,628)	(3,351)	677

Balances as of January 1, 2005	984	3,044	4,028	277	(3,803)	(3,526)	502
Net income	—	—	—	—	1,623	1,623	1,623

Balances as of September 30, 2005	984	3,044	4,028	277	(2,180)	(1,903)	2,125

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Unaudited Consolidated Statements of Cash Flows

for the nine-month periods ended September 30, 2005 and 2004

(In millions of Argentine pesos - see Note 3.c)

	For the nine-month periods ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$1,623	$(491)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities
Allowance for doubtful accounts and other allowances	32	60
Depreciation of fixed assets	1,100	1,194
Amortization of intangible assets	34	80
Equity (gain) loss from related companies	(7)	1
Consumption of materials	45	42
Fixed assets disposal	7	5
Provision for commissions	49	10
Provision for contingencies	63	28
Holdings results on inventories	13	—
Interest and other financial results	(344)	685
Gain on debt restructuring	(1,424)	—
Income tax	123	9
Minority interest	4	(2)
Net increase in assets	(139)	(137)
Net increase (decrease) in liabilities	205	(12)

Total cash flows provided by operating activities	1,384	1,472

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed asset acquisitions	(407)	(300)
Intangible asset acquisitions	(13)	(1)
Proceeds for the sale of fixed assets and equity investments	13	—
Decrease in investments not considered as cash and cash equivalents	654	189

Total cash flows provided by (used in) investing activities	247	(112)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt proceeds	30	—
Payment of debt	(3,286)	(6)
Payment of interest and debt-related expenses	(768)	(12)

Total cash flows used in financing activities	(4,024)	(18)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,393)	1,342
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR	2,940	2,216

CASH AND CASH EQUIVALENTS AT PERIOD END	$547	$3,558

See Note 6 for supplementary cash flow information.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

1. The Company and its operations

Telecom Argentina STET-France Telecom S.A. (“Telecom Argentina” and together with its subsidiaries, the “Company” or the “Telecom Group”, indistinctively) was created by a decree of the Argentine Government in January 1990 and organized as a sociedad anónima under the name “Sociedad Licenciataria Norte S.A.” on April 23, 1990. In November 1990, this legal name was changed to Telecom Argentina STET-France Telecom. However, as a result of a change in the Company’s controlling group and the termination of the Management Agreement relationship with respect to France Cables et Radio S.A. (“FCR”, a subsidiary of France Telecom S.A.) as joint operator of the Company, at the Extraordinary and Ordinary Shareholders Meeting held on February 18, 2004, the shareholders approved the change of the legal name of the Company to Telecom Argentina S.A. Accordingly, the Company amended its by-laws to effect this change in accordance with the prior approval obtained from the Department of Communications and the Comisión Nacional de Valores (“CNV”), the National Securities Commission in Argentina.

The Company provides fixed-line public telecommunication services and fixed telephone services, international long-distance service, data transmission, Internet services and directories publishing services in Argentina. The Company also provides wireless telecommunication services in Argentina and Paraguay.

Telecom Argentina commenced operations on November 8, 1990 (the “Transfer Date”), upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”).

Upon the Transfer Date, Telecom Argentina entered into a management agreement with Telecom Italia S.p.A. (“Telecom Italia” and together with FCR, the “Operators”) pursuant to which the Operators agreed to manage the business and provide services, expertise and know-how.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through November 8, 1997, with the possibility of a three-year extension. In March 1998, the Argentine Government extended the exclusivity period to late 1999 and established the basis for a transition period towards deregulation of the telecommunications market.

In this context, the Department of Communications provided for a transition period, which ended on October 10, 1999. As from such date, the Company began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

2. Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Telecom Personal S.A. (“Personal”) operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the Department of Communications and supervised by the Comisión Nacional de Comunicaciones, the National Communications Commission (“CNC”). The CNC is responsible for the general oversight and supervision of telecommunications services. The Department of Communications has the authority to develop, suggest and implement policies; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve the major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework have been created by:

•	The Privatization Regulations, including the List of Conditions;

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

•	The Transfer Agreement;

•	The Licenses granted to Telecom Argentina and its subsidiaries;

•	The Tariff Agreements; and

•	Various governmental decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

(b) Licenses granted as of September 30, 2005

As of September 30, 2005, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

•	Local fixed telephony;

•	Public telephony;

•	Domestic and international long-distance telephony;

•	Domestic and international point-to-point link services;

•	Domestic and international telex services;

•	Value added services, data transmission, videoconferencing and broadcasting signal services; and

•	Internet access.

As of September 30, 2005, the Company’s subsidiaries have been granted the following licenses:

•	Personal has been granted a non-exclusive, non-expiring license to provide mobile telecommunication services in the northern region of Argentina and data transmission and value added services throughout the country. In addition, Personal owns licenses to provide mobile radio communication services in the Federal District and Greater Buenos Aires areas, as well as a non-expiring license to provide PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

•	Nucleo S.A. (“Nucleo”) has been granted a license to provide mobile telecommunication services in Paraguay as well as PCS services in certain areas of that country.

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

•	the interruption of all or a substantial portion of service;

•	the non-performance of material obligations;

•	any sale, encumbrance or transfer of assets which may result in a reduction of level of services provided, without the prior approval of the regulatory authority;

•	the reduction of Nortel Inversora S.A.’s (“Nortel”, the parent company of the Company) interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51%, in either case without prior approval of the regulatory authorities; and

•	the Company’s bankruptcy.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

•	repeated interruptions of the services;

•	any transfer of the license and/or the related rights and obligations, without the prior approval of the regulatory authority;

•	any encumbrance of the license;

•	the voluntary insolvency proceedings or bankruptcy of Personal and,

•	the liquidation or dissolution of Personal, without the prior approval of the regulatory authority.

Nucleo’s licenses are revocable mainly in the case of:

•	interruption of services;

•	the bankruptcy of Nucleo and,

•	non-compliance with certain obligations.

(c) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all tariffs were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Tariffs were to be adjusted twice a year in April and October based on the variation of the U.S. Consumer Price Index (“U.S. C.P.I.”). These adjustments were not applied since 2000 according to a resolution of the Department of Communications.

However, in January 2002, the Argentine Government enacted Law No. 25,561, which provided, among other aspects, for the following:

•	The pesification of tariffs;

•	The elimination of dollar or other foreign-currency adjustments and indexing provisions for tariffs;

•	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

•	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

•	The overall impact of tariffs for public services on the economy and income levels;

•	Service quality and investment plans, as contractually agreed;

•	The customers’ interests and access to the services;

•	The security of the systems; and

•	The profitability of the service providers.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements, including agreements that govern the provision of fixed telephone services. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on the Company’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Resolution No. 38/02 of the Ministry of Economy established that the regulatory bodies were not entitled to modify, directly or indirectly, the prices and tariffs while the renegotiation talks with the parties were in progress. In August 2003, the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services issued Resolutions No. 188/03 and No. 44/03, which nullified Resolution No. 38/02.

Furthermore, in July 2003, Decree No. 311/03 created a “special unit” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. In December 2004, the Argentine Government enacted Law No. 25,972 pursuant to which this term was extended through December 31, 2005.

In May 2004, the Company signed a letter of understanding with the Argentine Government pursuant to which the Company committed not to modify the current tariff structure through December 31, 2004 and to continue with the tariff renegotiation process, which the Company had expected to conclude before December 31, 2004. The Company also committed to offer phone services to beneficiaries of Argentine Government welfare programs and to extend internet services in the interior of the country at discounted prices.

As of the date of these financial statements, there can be no assurance as to the final outcome of the renegotiation process, including, but not limited to, the renegotiation of tariffs.

(d) Universal Service (“SU”) Regulation

The SU regulation requires entities that receive revenues from telecommunications services to contribute 1% of these revenues to the SU fund. The regulation establishes a formula for calculating the subsidy for the provision of SU, which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation creates a committee responsible for the administration of the SU fund and the development of specific SU programs. The regulation adopts a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund, although it establishes a mechanism for exemption from contribution for fixed telephony service providers, which combines loss of revenues and market share. However, material regulations to implement SU programs are still pending.

In Telecom

By the end of 2002, the SC formed a Working group whose main purpose was to analyze the method to be applied in measuring the costs of the SU performance —in particular the application of the “HCPM Model”, based in incremental costs of a theoretical network—, as well as the definition and methodology for the calculation of the “Non-Monetary Benefits”, in order to determine the costs to offset for the performance of the SU. Said Working group determined that efforts should be made in the short term to go on with the initial programs, independently from the HPCM model, and that there was a need to carry out a thorough revision of the present General Regulations of the SU to make said regulations operative in the short term, according to the existing social needs.

After more than five years from the beginning of the opening of the market and the coming into effect of the first Regulations of the SU – and after four years from the coming into effect of its amendments-, said Regulations are still to be implemented. Therefore, those under said Regulations suppliers have not received set-offs for the

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

supplies under the SU, which supplies they have been delivering since the beginning of the abovementioned opening of the market. In addition, as the Regulatory Authority has not issued any rules or regulations as regards the SU performance in general and the trust fund in particular, no contribution has been made effective to said fund. In relation to the abovementioned, Telecom decided not to record in its financial statements the net receivable it shall be entitled to when the SU Fund guidelines are issued.

In Personal

Since January 2001, Personal has been recording a provision derived from its obligation to make contributions to the SU Fund. As of September 30, 2005, such provision amounted to $54 million. Personal, as well as the other providers, is currently awaiting the establishment of the Fund as well as the guidelines to effect the above said contributions.

In May 2005, the SC issued Resolution No. 99/05 which prohibits billing and collecting the SU amount. The Resolution also instructs the CNC to (i) notify service providers to reimburse to customers any SU amounts improperly charged through billing and (ii) discontinue such practice immediately to customers.

This resolution was implemented by CNC Resolution No. 2356/05 on July 8, 2005, which required service providers to reimburse customers the previously billed SU amounts during a 90-day period.

On August 9, 2005, Personal filed an injunction against Resolution No. 2356/05.

Since the 90-day period set by Resolution 2356/05 lapsed and the SC did not resolve on the injunction filed by Personal, on October 11, 2005, Personal requested the CNC (i) to extend the term to reimburse customers, (ii) to issue more precise guidelines for the implementation for the resolution and (iii) to resolve on the injunction.

On October 12, 2005, the SC issued Resolution No. 301/05 which:

a)	rejects the claims filed by Personal and the other cellular operators.

b)	nullifies CNC Resolution No. 2356/05; and

c)	instructs the CNC to order cellular providers to discontinue charging SU Fund amounts to their customers and demands reimbursement.

On October 25, 2005, the CNC requested Personal:

a)	to stop charging SU amounts to customers;

b)	to reimburse the collected amounts within 15 working days, plus interest (applying the same rate used for overdue invoices from customers);

c)	to identify in the invoices the amounts to be reimbursed; and

d)	to file within 40 working days following the period stated in b) above certain information to the regulatory authority for the verification of the reimbursements.

Personal’s management, together with its legal counsels, considers that it has solid legal grounds to appeal these resolutions. However, and considering the status of the current climate, management decided to reimburse the amounts which had been billed to post-paid customers from January 1, 2001 to June 28, 2005, date on which Personal ceased billing SU amounts.

Notwithstanding Personal will reimburse the amounts as mandated by the abovementioned resolutions, it will not surrender any of its rights to consider them as illegitimate and without merit. Accordingly, a reserve amounting to $23 million has been established to cover for these reimbursements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

3. Preparation of financial statements

(a) Basis of presentation

The unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”), considering the regulations of the CNV, which differ in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”). Such differences involve methods of measuring the amounts shown in the financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the Securities and Exchange Commission (“SEC”).

However, certain reclassifications and accommodations have been made to conform more closely to the form and content required by the SEC.

(b) Basis of consolidation

These unaudited consolidated financial statements include the accounts of Telecom Argentina and its subsidiaries over which it has effective control. Investments in companies in which the Company exercises significant influence, but not control, are accounted for under the equity method.

All significant intercompany accounts and transactions have been eliminated in preparation of the consolidated financial statements.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes (see Note 14 for a description of certain condensed unconsolidated information).

A description of the subsidiaries with their respective percentage of capital stock owned is presented as follows:

Reportable segment	Subsidiaries	Percentage of capital stock owed and voting rights as of September 30, 2005(1)
Voice, data and Internet	Telecom Argentina USA	100.00%
	Micro Sistemas(2)	99.99%
Wireless	Personal	99.99%
	Nucleo	67.50%
	Cable Insignia(3)	75.00%
Directories publishing	Publicicom S.A.	99.99%

(1)	Percentage of equity interest owned has been rounded.
(2)	Not operating at September 30, 2005.
(3)	In process of liquidation.

(c) Presentation of financial statements in constant Argentine Pesos

On August 22, 1995, the Argentine Government issued Decree No. 316/95 discontinuing the requirement that financial information be restated for inflation for any date or period after August 31, 1995. Effective September 1, 1995 in accordance with CNV resolutions and Argentine GAAP, the Company began accounting for its financial transactions on a historical cost basis, without considering the effects of inflation. Prior to September 1, 1995, the financial statements were prepared on the basis of general price level accounting, which reflected changes in purchasing power of the Argentine Peso in the historical financial statements. The financial statement information of periods prior to August 31, 1995 was restated to pesos of general purchasing power at the end of August 31, 1995 (“constant Pesos”). The August 31, 1995 balances, adjusted to the general purchasing power of the Peso at that date, became the historical cost basis for subsequent accounting and reporting.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

However, as a result of the inflationary environment in Argentina and the conditions created by the Public Emergency Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), approved on March 6, 2002, a resolution reinstating the application of inflation accounting in financial statements for fiscal years or interim periods ending on or after March 31, 2002. This resolution provided that all recorded amounts restated for inflation through August 31, 1995, as well as those arising between that date and December 31, 2001 are deemed to be stated in constant currency as of December 31, 2001 (the “Stability Period”).

On July 16, 2002, the Argentine Government instructed the CNV to accept financial statements prepared in constant currency. On July 25, 2002, the CNV reinstated the requirement to submit financial statements in constant currency, following the criteria of the CPCECABA.

However, on March 25, 2003, the Argentine Government reinstructed the CNV to preclude companies from presenting price-level restated financial statements. Therefore, on April 8, 2003, the CNV resolved discontinuing inflation accounting as of March 1, 2003. The Company complied with the CNV resolution and accordingly recorded the effects of inflation until February 28, 2003. Comparative figures were also restated until that date.

In October 2003, the CPCECABA resolved to discontinue inflation accounting as of September 30, 2003. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represented a departure from Argentine GAAP.

As recommended by Argentine GAAP, the following table presents a comparison between certain condensed balance sheet and income statement information, as restated for the effects of inflation through September 30, 2003, and the corresponding reported amounts which included restatement only through February 28, 2003:

	As restated through September 30, 2003	As reported	Effect
Total assets	8,515	8,614	(99)
Total liabilities	6,424	6,424	—
Shareholders’ equity	2,026	2,125	(99)
Net income	1,634	1,623	11

(d) Interim financial information

The accompanying September 30, 2005 consolidated financial statements are unaudited. The interim consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments that are considered necessary for the fair presentation of the information in the financial statements. Operating results for the nine-month period ended September 30, 2005 are not necessarily indicative of results that may be expected for any future periods.

(e) Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) Reclassifications

Certain reclassifications of prior year information have been made to conform with the current year presentation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(g) Statement of cash flows

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

(h) Concentration of credit risk

The Company’s cash equivalents include high-quality securities placed with various major financial institutions with high credit ratings. The Company’s investment policy limits its credit exposure to any one issuer/obligor.

The Company’s customers include numerous corporations. The Company serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Company’s account receivables are not subject to significant concentration of credit risk. While receivables for sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated. Fixed service lines were 3,906,000 (unaudited) at September 30, 2005, and 3,750,000 (unaudited) at September 30, 2004 and wireless customer lines (prepaid lines were not included) were 1,728,000 (unaudited) at September 30, 2005, and 807,000 (unaudited) at September 30, 2004.

The Company provides for losses relating to accounts receivable. The allowance for losses is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all significant events and/or transactions that are subject to reasonable and normal methods of estimation, and the accompanying consolidated financial statements reflect that consideration.

(i) Earnings per share

The Company computes net (loss) income per common share by dividing net income (loss) for the year by the number of common shares outstanding.

4. Summary of significant accounting policies

The following is a summary of significant accounting policies followed by the Company in the preparation of the financial statements.

(a) Foreign currency translation

The financial statements of the Company’s foreign subsidiaries are translated in accordance with RT 18, “Specific Considerations for the Preparation of Financial Statements”, as amended by CPCECABA. RT 18 establishes guidelines to classify foreign investments either as “foreign operations” or “foreign entities”. A company is to be regarded as a foreign entity if it is financially, economically and organizationally autonomous. Otherwise, a company is to be regarded as a foreign operation if its operations are integral to those of the Company. The Company’s foreign subsidiaries have been classified as foreign entities since they are financially, economically and organizationally autonomous. Accordingly, and pursuant to RT 18, as amended by CPCECABA, financial statements of foreign entities are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(b) Revenue recognition

The Company’s principal sources of revenues are:

Voice, data and Internet services segment

Fixed telephone services:

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and measured charges for value-added services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when earned. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized monthly as services are provided.

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in accounts payable.

Revenues from installations consist primarily of amounts charged for the installation of local access lines. Installation fees are recognized at the time of installation or activation. The direct incremental cost related to installations and activations are expensed as incurred. Installation and activation costs exceed installation revenues for all periods presented. Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period in an amount equal to or less than the amount of deferred revenues. Reconnection revenues are higher than its associated direct expenses.

Interconnection charges represent amounts received by the Company from other local service providers and long-distance carriers for calls that originate on or transit their networks but terminate on the Company’s network. Revenue is recognized as services are provided.

International long-distance services:

The Company provides international telecommunications service in Argentina including voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services are provided.

Data transmission and Internet services:

Data and Internet revenues consist of fixed monthly fees received from residential and corporate customers for data transmission and Internet connectivity services, including traditional dial-up connections, dedicated lines, private networks, broadcasting signal transport and videoconferencing services. These revenues are recognized as services are rendered.

Wireless telecommunication services segment

The Company provides wireless telephone service throughout Argentina via cellular and PCS networks. Cellular and PCS fees consist of monthly basic fees, airtime usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voicemail, and for other miscellaneous cellular and PCS services. These revenues are recognized as services are rendered.

Equipment sales consist principally of revenues from the sale of wireless mobile telephone handsets to new and existing customers and to agents and other third-party distributors. The revenues and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer, which is considered to be a separate earnings process from the sale of wireless services.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Revenues from the sale of prepaid calling cards are recognized in the month in which the traffic is used or in which the card expires, whatever happens first. Remaining unused traffic for unexpired calling cards is shown as deferred revenue in current liabilities.

Directory publishing segment

Revenues and expenses related to publishing directories are recognized on the “issue basis” method of accounting, which recognizes the revenues and expenses at the time the related directory is published, fulfilling the Company’s contractual obligation to customers. A change in the timing of the publication of a directory could change the period in which the related revenues and expenses will be recognized.

(c) Foreign currency transaction gains/losses

Generally, foreign currency transaction gains and losses are included in the determination of net income or loss. During the nine-month periods ended September 30, 2005 and 2004, net foreign currency transaction gains or losses were a gain of $640 and a loss of $71, respectively.

However, CNV Resolution No.398 allowed the application of CPCECABA Resolution MD No.3/02, issued in March 2002, which provides that foreign currency transaction gains or losses on or after January 6, 2002, related to foreign-currency denominated debts as of such date must be allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established in such standard are fulfilled. The Company adopted these resolutions and allocated the costs accordingly.

In July 2003, the CPCECABA suspended such accounting treatment and therefore required foreign currency transaction gains and losses to be included in the determination of net income for the period as from July 29, 2003.

(d) Cash and banks

Cash and banks are stated at face value.

(e) Trade accounts, other receivables and payables, in currency, arising from the sale or purchase of goods and services and financial transactions

Certain receivables and payables on the sale or purchase of goods and services, respectively, and those arising from financial transactions, are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of initial measurement, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(f) Other receivables and payables in currency not included in (e) above (except for deferred tax assets and liabilities and retirement benefits)

Other receivables and payables not included in (e) above (except for deferred tax assets and liabilities and retirement benefits), are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at period end, unless the Company has the intent and ability to dispose of those assets or advance settlement of liabilities.

(g) Investments

Time deposits are valued at their cost plus accrued interest at period end.

Mutual funds are carried at market value. Unrealized gains and losses are included in financial results, net, in the consolidated statements of income.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

The Company has investments in certain government bonds. The Company has classified these securities as held-to-maturity as management has the intent and ability to hold those securities to maturity. Such securities are recorded at amortized cost, subject to impairment evaluation.

(h) Inventories, net

Inventories are stated at the lower of replacement cost or net realizable value. Where necessary, provision is made for obsolete, slow moving or defective inventory.

From time to time, the Company decides to sell wireless handsets at prices lower than their respective replacement costs. This strategy is aimed at achieving higher market penetration by reducing customer access costs while maintaining the Company’s overall wireless business profitability. As this policy is the result of management’s decision, promotional prices are not used to calculate the net realizable value of such inventories.

(i) Other assets, net

Buildings held for sale are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.) which does not exceed the estimated realizable value of such assets.

Raw materials have been accounted for at replacement cost, which does not exceed the estimated realizable value of such materials.

Printing costs related to directories are carried at cost and deferred until the related directories are distributed.

(j) Fixed assets, net

Fixed assets received from “ENTel” have been valued at their transfer price. Subsequent additions have been valued at cost less accumulated depreciation. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.). Depreciation expense is calculated using the straight-line method over the estimated useful lives of the related assets, based on the rates specified below:

Asset	Estimated useful life (years)
Buildings	11-50
Transmission equipment	7-10
Switching equipment	7-10
Power equipment	10
External wiring	17
Telephony equipment and instrument	6-10
Installations	4-10
Computer equipment	3-5

As of the date of these financial statements, the Company has received the transfer of title pertaining to substantially all of the fixed assets received from ENTel, other than 2.8% of the total transferred buildings, representing $18 of net carrying value as of September 30, 2005. Nevertheless, the Company is in complete possession of these fixed assets and operates them normally.

During the second quarter ended June 30, 2005, independent appraisals helped the Company’s subsidiary, Personal, to reassess the appropriateness of the useful lives of certain of its fixed assets. As a result of the work, Personal changed the useful lives of its TDMA and GSM networks and certain other network-related assets prospectively as from January 1, 2005. Accordingly, Personal recognized accelerated depreciation of $ 24 related to these assets.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to its fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life assigned in accordance with the related asset replacement.

The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statements of income.

The Company capitalizes interest on long-term construction projects. Interest capitalized was $10 and $3 for the nine-month periods ended September 30, 2005 and 2004, respectively.

Certain foreign currency transaction gains and losses were capitalized as part of the cost of the assets from January 2002 through July 2003 (See Note 4.c for details). The net carrying value of these capitalized costs were $343 as of September 30, 2005 and $443 as of December 31, 2004.

The Company does not have assets under capital leases as of September 30, 2005 and 2004.

The Company is subject to asset retirement obligations (“ARO”) associated with its cell and switch site operating leases. The Company, in most cases, has the right to renew the initial lease term. Accordingly, the Company records a liability for an ARO. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. The capitalized cost is depreciated over the estimated useful life of the related asset. Subsequent to the initial measurement, an entity should recognize changes in the ARO that result from (1) the passage of time and (2) revisions made to either the timing or amount of estimated cash flows. Changes resulting from revisions in the timing or amount of estimated cash flows should be recognized as increases or decreases in the carrying amount of the ARO and the associated capitalized retirement cost. Increases in the ARO as a result of upward revisions in undiscounted cash flow estimates should be considered new obligations and initially measured using current credit-adjusted risk-free interest rates. Any decreases in the ARO as a result of downward revisions in cash flow estimates should be treated as modifications of an existing ARO, and should be measured at the historical interest rate used to measure the initial ARO.

(k) Intangible assets, net

Intangible assets are stated at cost, less accumulated amortization. All amounts have been restated for inflation in accordance with applicable regulations (See Note 3.c.).

Intangible assets comprise the following:

Software obtained or developed for internal use

The Company has capitalized certain costs associated with the development of computer software for internal use. Costs capitalized during the nine-month periods ended September 30, 2005 and 2004 were not significant. These costs are being amortized on a straight-line basis over a period of 6.5 years.

Debt issuance costs

Expenses incurred in connection with the issuance of debt have been deferred and are being amortized under the interest method over the life of the related issuances. As a consequence of the closing of the debt restructuring process and the exchange of debt instruments, these expenses were fully amortized as of August 31, 2005.

PCS license

The Company adopted RT 17, “Overall considerations for the preparation of financial statements”, as amended by CPCECABA, on January 1, 2002. This standard prescribes the accounting treatment for both identifiable intangibles and goodwill after initial recognition. Upon adoption of this standard, amortization of indefinite life intangibles ceased. Impairment testing of these assets is now required. The Company identified spectrum licenses as indefinite life intangibles.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Band B license

The Company’s Band B license is amortized under the straight-line method over 10 years.

Rights of use

The Company purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a period of time. Amounts paid are capitalized and amortized over the terms of the respective capacity agreements, generally 15 years.

Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Company’s services and products. Amounts capitalized are being amortized over the life of the agreements, which range from 2 to 29 years.

Trademarks

Trademarks are amortized under the straight-line method over 15 years.

(l) Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of long-lived assets is considered impaired by the Company when the expected cash flows, undiscounted and without interest cost, from such assets, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

The devaluation of the Argentine peso and the “pesification” of Telecom Argentina’s tariffs materially affected the Company’s financial position and results of operations, and changed the rules under which the Company operated. However, as indicated in Note 2.c., Law No. 25,561 authorized the Argentine Government to renegotiate the conditions of the contracts with the privatized companies, taking into account their profitability, among other criteria.

In this regard, the Company has made certain assumptions in the determination of its estimated cash flows to evaluate a potential impairment of its long-lived assets in relation to each business segment. In the preparation of such estimates, the Company has considered different scenarios, some of which contemplate the modification of the current level of Telecom Argentina’s tariffs which would enable Telecom Argentina to continue providing services within a deregulated and competitive market environment, achieve a reasonable profit and meet its debt requirements.

Based on the foregoing, the Company considered an impairment charge not to be necessary for its long-lived assets.

(m) Severance indemnities

Severance payments made to employees are expensed as incurred.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(n) Taxes payable

Income taxes

As per Argentinean Tax Law, the provisions for income taxes in the statements of income for all periods presented have been computed on a separate return basis (i.e., assuming that the Company was not included in a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the tax laws of the countries in which they respectively operate. The Company records income taxes using the method required by RT 17.

Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. RT 17 also requires companies to record a valuation allowance for that component of net deferred tax assets which are not recoverable. The statutory income tax rate in Argentina was 35% for all periods presented. The statutory income tax rate in Paraguay was 20% and 30%, respectively, for all periods presented.

Tax on minimum presumed income

The Company is subject to a tax on minimum presumed income. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The Company’s tax liabilities will be the higher of income tax or minimum presumed income tax. However, if the tax on minimum presumed income exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has utilized a portion of its tax loss carryforwards in the computation of income taxes for the years ended December 31, 2004 and 2003. However, there are remaining tax loss carryforwards as of September 30, 2005. Accordingly, the Company has determined an additional proportional charge for the nine-month period ended September 30, 2005 for the tax on minimum presumed income of $33, which, together with the previous year charges, was deferred as “Other non-current receivables”. These charges have been estimated as recoverable based on the Company’s tax projections and the 10-year legal expiration term for use of the credit.

Turnover tax

Under Argentine tax law, the Company is subject to a tax levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were 3.8% and 3.6% for the nine-month periods ended September 30, 2005 and 2004, respectively.

(o) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Company does not sponsor any stock option plan.

Retirement liabilities shown under other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability. Benefits consist of the payment of a single lump sum equal to one salary for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The Company does not make plan contributions or maintain separate assets to fund the benefits at retirement. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as of September 30, 2005 and December 31, 2004.

•	Deferred revenue on sale of capacity

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Under certain network capacity purchase agreements, the Company sells excess purchased capacity to other carriers. Up-front payments received are deferred and recognized as services are provided.

•	Court fee

Under the out-of-court restructuring agreement (“Acuerdo Preventivo Extrajudicial” or APE), the Company was subject to a court fee of 0.25% levied on the total amount finally approved as restructured by the court. The fee is paid in up to one hundred and ten monthly installments with an annual interest rate of 6%.

(p) Litigation

The Company, in the ordinary course of business, is subject to various legal proceedings. While it is impossible to determine the ultimate outcome of these matters, it is management’s and legal counsel’s opinion that the resolution of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(q) Derivatives to compensate future risks or minimized financial costs

Effective January 1, 2002, the Company adopted RT 20 issued by the FACPCE, as amended by CPCECABA, “Accounting for Derivative Instruments and Hedging Activities”, which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, whether designated in a hedging relationship or not. Changes in the fair value of effective cash flow hedges are recognized as a separate component between the Liabilities and the Shareholders’ equity of the balance sheet and subsequently reclassified to earnings when the hedged items affect earnings. Gains and losses from fair value hedges are recognized in earnings in the period of any changes in the fair value of the related recognized asset or liability. Derivatives not designated or qualifying as a hedging instrument are adjusted to fair value through earnings.

While the Convertibility Law was in effect, as part of its risk management strategy, Telecom had used derivative financial instruments to hedge its exposure to foreign exchange rate fluctuations related to the Company’s indebtedness not denominated in US dollars in order to reach a “natural hedge” with its income fixed in US dollars. During the fiscal year 2002, due to the end of the Convertibility Law and the suspension of the payments of the financial debt, Telecom Group had to prepay all of these derivative financial instruments that have been designated and recorded as hedge instruments.

During August and September 2005, having Telecom Argentina successfully completed its debt restructuring process, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated New Notes. The principal terms and conditions of these contracts are disclosed in Note 8.2.a.

Considering that the Company primarily generates cash flows in Argentine pesos and the terms of the swap do not perfectly match the terms of the Euro and Japanese yen-denominated obligations (due to the existence of prepaid terms -see additional information in Note 8.3.-), this hedges were regarded as ineffective. Therefore, the changes in the fair value of these hedges were recognized in financial results as “Loss on derivatives”

Additionally, these instruments were negotiated with institutions and corporations with significant financial capacity; therefore, the Company considered that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal.

The Company does not enter into foreign exchange swap contracts for speculative or trading purposes.

(r) Vacation expense

Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(s) Advertising costs

Advertising costs are expensed as incurred. Advertising costs for the nine-month periods ended September 30, 2005 and 2004 are shown in Note 16.h. under the line item “Advertising expenses”.

(t) Exchange of debt instruments

Argentine GAAP requires that an exchange of debt instruments with substantially different terms be considered a debt extinguishment and that the old debt instrument be derecognized. Argentine GAAP clarifies that from a debtor’s perspective, an exchange of debt instruments between, or a modification of a debt instrument by, a debtor and a creditor shall be deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized. Fair value should be determined by the present value of the future cash flows to be paid under the terms of the new debt instrument discounted at a rate commensurate with the risks of the debt instrument and time value of money.

(u) Gain on debt restructuring

Due to their materiality, the gain on debt restructuring has been included in a separate line item in the statement of income titled “Gain on debt restructuring”.

5. Breakdown of the main accounts

(a) Cash and banks

Cash and banks consist of the following:

	As of September 30, 2005	As of December 31, 2004
Cash	$4	$3
Banks	17	29

	$21	$32

(b) Investments

Investments consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Time deposits	$421	$3,330
Government bonds, equity investments and mutual funds	145	356

Subtotal	566	3,686
Impairment loss on the Argentina 2004 bond	—	(56)

	$566	$3,630

Non current
2003 Telecommunications Fund	$2	$2

	$2	$2

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(c) Accounts receivable

Accounts receivable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Voice, data and Internet	$383	$379
Wireless(1)	336	303
Directories publishing	20	34

Subtotal	739	716
Allowance for doubtful accounts	(103)	(104)

	$636	$612

(1)	Includes $27 as of September 30, 2005 and $49 as of December 31, 2004 corresponding to international wireless receivables.

(d) Other receivables

	As of September 30, 2005	As of December 31, 2004
Current
Tax credits	$40	$26
Prepaid expenses	20	17
Advances to employees	2	2
Other	29	33

	$91	$78

Non current
Credit on minimum presumed income tax(1)	$235	$200
Other tax credits	6	4
Prepaid expenses	13	14
Other	13	14

Subtotal	267	232
Allowance for doubtful accounts	(6)	(4)

	$261	$228

(1)	Considering current expiration period (10 years), the Company considers the ultimate realization of the credit to be more likely than not based on current projections.

(e) Inventories

Inventories consist of the following:

	As of September 30, 2005	As of December 31, 2004
Wireless handsets and equipment	$149	$82
Allowance for obsolescence	(1)	(3)

	$148	$79

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(f) Other assets

Other assets consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Deferred printing cost	$3	$1
Raw materials	11	2

	$14	$3

Non current
Buildings held for sale	$34	—
Allowance for obsolescence	(12)	—

	$22	—

(g) Accounts payable

Accounts payable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Suppliers	$712	$451
Deferred revenues	65	40
SU reimbursement	23	—
Related parties	3	18

	$803	$509

Non current
Suppliers	$4	$7

(h) Salaries and social security payable

Salaries and social security payable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Vacation, bonuses and social security payable	$75	$58
Special termination benefits	13	16
Other	6	5

	$94	$79

Non current
Special termination benefits	$28	$29
Other	—	4

	$28	$33

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(i) Taxes payable

Taxes payable consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Turnover tax	$40	$39
VAT, net	10	32
Tax on minimum presumed income, net	13	17
Income tax, net(1)	17	1
Tax on Universal Service	54	39
Other	29	25

	$163	$153

Non current
Deferred tax liabilities	$119	$5

(1)	Corresponds to the Company and Nucleo.

(j) Other liabilities

Other liabilities consist of the following:

	As of September 30, 2005	As of December 31, 2004
Current
Contributions to government programs	$13	$13
Court fee	2	2
Other	13	7

	$28	$22

Non current
Court fee	$16	$15
Deferred revenue on sale of capacity and related services	27	36
Asset retirement obligations	13	13
Retirement benefits	9	7

	$65	$71

(k) Net sales

Net sales consist of the following:

	Nine-month periods ended September 30,
	2005	2004
Voice	$1,780	$1,690
Data	112	114
Internet	230	194

Subtotal	2,122	1,998
Wireless	1,918	1,205
Directories publishing	17	8

	$4,057	$3,211

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(l) Equity gain (loss) from related companies

Equity gain (loss) from related companies consists of the following:

	Nine-month periods ended September 30,
	2005	2004
Gain on sale of equity interest in Intelsat Ltd	7	—
Nahuelsat	—	(1)

	$7	$(1)

(m) Financial results, net

Financial results, net consist of the following:

	Nine-month periods ended September 30,
	2005	2004
Generated by assets
Interest income	$89	$67
Foreign currency exchange (loss) gain	(291)	40
Impairment loss on the Argentina 2004 bond	—	(57)
Other	(27)	7

Total generated by assets	$(229)	$57

Generated by liabilities
Interest expense	$(575)	$(551)
Less capitalized interest on fixed assets	10	3
Foreign currency exchange gain (loss)	931	(111)
Loss on derivatives	(27)	—
Loss on discounting of debt	(21)	—
Other	2	(20)

Total generated by liabilities	$320	$(679)

	$91	$(622)

(n) Other expenses, net

Other expenses, net consist of the following:

	Nine-month periods ended September 30,
	2005	2004
Termination benefits	$(30)	$(44)
Provision for contingencies	(63)	(28)
SU reimbursement	(11)	—
Other, net	(4)	3

	$(108)	$(69)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(o) Gain on debt restructuring

Gain on debt restructuring consist of the following:

	Nine-month periods ended September 30,
	2005	2004
Discount on principal	$167	$—
Discount on accrued and penalty interest	984	—
Gain on discounting of debt	352	—

Subtotal before related expenses and income tax	1,503	—
Other related expenses	(79)	—

	$1,424	$—

6. Supplementary cash flow information

The statement of cash flows has been prepared using the indirect method.

The following table reconciles the balances included as cash and banks and current investments in the balance sheet to the total amounts of cash and cash equivalents at the beginning and end of the years/periods shown in the statements of cash flows:

	As of September 30,		As of December 31,
	2005	2004	2004		2003
Cash and banks	$21	$36		$32	$26
Current investments	566	3,588		3,630	2,441

Total as per balance sheet	$587	$3,624		$3,662	$2,467
Less:
Items not considered cash and cash equivalents
- Time deposits with maturities of more than three months	—	(58)		(463)	(193)
- Government bonds	(40)	(8)	(i)	(251)	(58)
- Equity investments	—	—		(8)	—

Total cash and cash equivalents as shown in the statement of cash flows	$547	$3,558		$2,940	$2,216

(i)	Corresponds to the current portion of held-to-maturity investments. In December 2004, includes $23 corresponding to the Argentina 2004 bond, net of impairment loss.

Changes in assets/liabilities components:

	Nine-month periods ended September 30,
	2005	2004
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	$18	$(2)
Trade accounts receivable	(39)	(20)
Other receivables	(23)	(30)
Inventories	(84)	(76)
Other assets	(11)	(9)

	$(139)	$(137)

Net (decrease) increase in liabilities
Accounts payable	$254	$13
Salaries and social benefits payable	10	(2)
Taxes payable	(28)	(10)
Other liabilities	1	(1)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Nine-month periods ended September 30,
	2005	2004
Contingencies	(32)	(12)

	$205	$(12)

Income taxes paid during the nine-month period ended September 30, 2005 amounted to $11. Interest paid during the nine-month periods ended September 30, 2005 and 2004, amounted to $768 and $12, respectively.

•	Non-cash investing and financing activities:

	Nine-month periods ended September 30,
	2005	2004
Acquisition of fixed assets through incurrence of accounts payable	$115	$160
Capitalized interest on fixed assets	10	3
Wireless handsets lent to customers at no cost (i)	2	2
Provision for minimum presumed income tax	28	26
Cash deposit to guarantee the payment of satellite services of Intelsat Ltd.	1	—
Capacity-related services	5	—
Payment of claims through the use of provision for contingencies	—	7
Foreign currency translation adjustments in:
- Accounts receivables	3	1
- Other receivables	1	—
- Accounts payable	1	1
- Taxes payable	1	—
- Other liabilities	1	—
Government bonds and tax credits exchanged for tax certificates	—	35

(i)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered as cash equivalents in the statement of cash flows:

	Nine-month periods ended September 30,
	2005	2004
Government bonds with maturities of more than three months	$212	$52
Time deposits with maturities of more than three months	442	137

Total cash flows from investments not considered as cash equivalents	$654	$189

Financing activities components:

	Nine-month periods ended September 30,
	2005	2004
Debt proceeds	$30	$—
Payment of Notes	(3,199)	—
Payment of bank loans	(87)	(6)
Payment of interest on Notes and debt-related taxes	(722)	—
Payment of interest on bank loans	(46)	(12)

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Nine-month periods ended September 30,
	2005	2004
Total financing activities components	$(4,024)	$(18)

The following table includes the cash from operating, investing and financing activities after disclosing the effects of inflation accounting and exchange rate changes on cash and cash equivalents:

	Nine-month periods ended September 30,
	2005	2004
Total cash flows provided by operating activities	$1,651	$1,430
Total cash flows provided by (used in) investing activities	247	(112)
Total cash flows used in financing activities	(4,024)	(18)
Effect of exchange rate changes on cash and cash equivalents	(267)	42

(Decrease) increase in cash and cash equivalents	$(2,393)	$1,342

7. Related party transactions

(a) Controlling group

As of September 30, 2005, Nortel is the controlling shareholder of Telecom Argentina. Nortel owns all of the outstanding Class A shares and 36,832,408 Class B shares of Telecom Argentina. Nortel’s ordinary shares were owned equally by the Telecom Italia Group and the France Telecom Group prior to December 2003.

On December 19, 2003, the Telecom Italia Group and the France Telecom Group contributed their respective interests in Nortel to a newly created company, Sofora Telecomunicaciones S.A. (“Sofora”) in exchange for shares of Sofora. At that time, the Telecom Italia Group and the France Telecom Group had the same shareholding interests in Sofora. Following the approval obtained from the regulatory authorities, the Company was informed that the France Telecom Group sold its 48% interest in Sofora plus a put option for the remaining 2% to W de Argentina – Inversiones S.L. for a total purchase price of US$125 million.

The put option will be exercisable from January 31, 2008 through December 31, 2013. As of September 30, 2005, the shareholders of Sofora are the Telecom Italia Group representing 50%, W de Argentina – Inversiones S.L. representing 48% and the France Telecom Group representing 2% of Sofora’s capital stock. W de Argentina - Inversiones S.L. has granted two call options to the Telecom Italia Group to purchase its equity interest in Sofora for an aggregate purchase price of US$ 60 million. The first call option to acquire 48% of the equity interest of Sofora may be exercised within 15 days after December 31, 2008. The second call option to acquire the remaining 2% of the equity interest of Sofora may be exercised at any time between December 31, 2008 and December 31, 2013.

(b) Balances and transactions with related parties

The Company has transactions in the normal course of business with certain related parties. The following is a summary of the balances and transactions with related parties:

	As of September 30, 2005	As of December 31, 2004
Accounts receivable
Telecom Italia Mobile S.p.A. (a)	$2	$2
Entel PCS Telecomunicaciones S.A. (a)	2	2
TIM Brasil S.A. (a)	1	—

	$5	$4

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	As of September 30, 2005	As of December 31, 2004
Accounts payable:
Telecom Italia Sparkle S.p.A. (a)	2	12
Italtel S.A. (a)	1	—
Tel3 S.A. (a) (d)	—	1
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (d)	—	2
Entel Chile S.A. (a) (c)	—	1
Telecom Italia S.p.A. Argentine branch (a)	—	1
Etec S.A. (a)	—	1

	$3	$18

		Nine-month periods ended September 30,
	Transaction description	2005	2004
Services rendered:
Entel Chile S.A. (a) (c)	International inbound calls	$5	$6
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	2	—
Entel S.A. (Bolivia) (a)	International inbound calls	1	—
Golden Lines (a) (d)	International inbound calls	1	1
Telecom Italia S.p.A. (a)	International inbound calls	—	4
Latin American Nautilus (a) (e)	International inbound calls	—	2
Entel PCS Telecomunicaciones S.A. (a)	Roaming	5	3
Telecom Italia Mobile S.p.A. (a)	Roaming	3	2
TIM Celular S.A. (a)	Roaming	4	2
Corporación Digitel CA (a)	Roaming	1	—

Total net sales		$22	$20

Services received:
Nahuelsat (f)	Rental expenses	$4	$6
Intelsat Ltd. (g)	Rental expenses	1	2
Telecom Italia Argentine branch (a)	Fees for services	2	3
Telecom Italia S.p.A. (a)	International outbound calls	7	2
Tel3 S.A. (a) (d)	Fees for services	8	8
Entel Chile S.A. (a) (c)	International outbound calls	5	7
Entel S.A. (Bolivia) (a)	International outbound calls	3	2
Etec S.A. (Cuba) (a)	International outbound calls	4	2
La Caja ART S.A. (b)	Insurance	3	2
Caja de Seguros S.A. (b)	Insurance	1	1
Telecom Italia Sparkle S.p.A. (a)	International outbound calls	6	—
Golden Lines (a) (d)	International outbound calls	1	1
Telecom Italia Mobile S.p.A. (a)	Roaming	5	1
Entel PCS Telecomunicaciones S.A. (a)	Roaming	1	—
TIM Celular S.A. (a)	Roaming	2	—
Italtel S.A. (a)	Maintenance, materials and supplies	1	2
Teco Soft Argentina S.A. (a)	Fees for services	—	4
Latin American Nautilus (a) (e)	International outbound calls and lease of circuits	1	2

Total operating costs		$55	$45

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Nine-month periods ended September 30,
	2005	2004
Purchases of fixed assets/intangible assets:
Tel3 S.A. (a) (d)	$3	$2
Pirelli Energía Cables y Sistemas de Argentina S.A.(a) (d)	6	4
Pirelli Telecomunicaciones Cables y Sistemas de Argentina S.A.(a) (d)	—	4

Total fixed assets and intangible assets	$9	$10

(a)	Such companies form part of Telecom Italia Group, a shareholder of the Company.
(b)	Such companies form part of W de Argentina - Inversiones S.L., a shareholder of the Company.
(c)	This company was a related party until April 2005.
(d)	These companies were a related party until July 2005.
(e)	The Company had 10% of the capital stock in such company.
(f)	The Company had 5.75% of the capital stock in such company until August 22, 2005.
(g)	The Company had 0.15% of the capital stock in such company.

The Company believes that the transactions discussed above were made on terms no less favorable to the Company than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders equity of the Company, after being approved by the Audit Committee in compliance with Decree No. 677/01.

As of September 30, 2005, Telecom Argentina had loans outstanding to officers of Telecom Argentina, totaling $0.4. The annual interest fixed rate for these loans is 6%.

8. Debt

8.1. The Company’s short-term and long-term debt

As of September 30, 2005 the Company’s short-term and long-term debt comprises the following:

	As of September 30, 2005	As of December 31, 2004
Short-term debt:
- Principal:
Notes (*)	$228	$5,353
Bank loans	30	1,177
Fixed assets financing	—	1,475

Subtotal	258	8,005
- Accrued interest	72	1,259
- Penalty interest	—	170

Total short-term debt	$330	$9,434

Long-term debt:
- Principal:
Notes	$3,650	$—
Bank loans	1,152	1,260
Gain on discounting of debt	(363)	(41)
Derivatives	27	—

Total long-term debt	$4,466	$1,219

Total debt	$4,796	$10,653

(*)	Corresponds to the optional prepayment made by the Company for an aggregate amount of US$78 million on October 17, 2005.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

As further described below, on August 31, 2005, all the outstanding debt was restructured. The following table segregates the Telecom Group’s debt by company as of September 30, 2005:

	Telecom	Personal	Nucleo	Eliminations	Consolidated
Restructured debt
Principal	3,878	1,206	65	(89)	5,060
Accrued interest	22	52	—	(2)	72

Subtotal	3,900	1,258	65	(91)	5,132
Net gain on discounting of debt	(337)	(40)	—	14	(363)
Derivatives	27	—	—	—	27

Total restructured debt	3,590	1,218	65	(77)	4,796

Current	250	82	—	(2)	330
Non current	3,340	1,136	65	(75)	4,466

8.2. Restructured debt

As further described below, Telecom Argentina, Personal and Nucleo restructured their outstanding debts, as follows:

(a) Telecom Argentina

On August 31, 2005, Telecom Argentina completed its debt restructuring and complied with the terms of the APE, by paying the following concepts:

1.	The Company issued Series A Notes in the following currencies and original principal amounts: $26 million (including CER adjustment), US$105 million, Euro 534 million and Yen 12,328 million. Additionally, the Company paid to creditors who received consideration under Option A interest payments for the period January 1, 2004 through August 31, 2005 (based on the nominal amount of Series A Notes) at the contractual interest rates, amounting to $1 million, US$10 million, Euro 43 million and Yen 396 million.

2.	The Company issued US$999 million of Series B Notes under Option B. Additionally, the Company paid creditors who received consideration under Option B interest for the period January 1, 2004 through August 31, 2005 (based on the nominal amount of Series B Notes) at the contractual interest rate, amounting to US$150 million.

3.	The Company paid an aggregate amount equal to US$565 million to creditors who selected or were allocated into Option C. Additionally, the Company paid creditors who received consideration under Option C interest on this Option for the period January 1, 2004 through August 31, 2005 at an annual rate of 2.28%, amounting to US$21 million.

4.	The Company made payments equal to US$534 million under the terms of the new Notes issued pursuant to the APE consisting of:

a.	The mandatory principal amortization payments scheduled for October 15, 2004 and April 15, 2005, equal to US$143 million.

b.	The cash amounts reserved but not applied pursuant to Option C under the APE (equal to US$98 million) and an additional principal prepayment, that will be applied as a Note Payment and will cover the principal amortization payments under the new Notes up to and including October 15, 2007 (equal to US$293 million).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Pursuant to the terms of the APE, non-participating creditors were entitled to receive consideration in the form of Series A Notes and cash consideration under Option A. Such consideration, plus the payments described above, payable to non-participating creditors is available for collection provided they follow the collection procedures detailed in the restructuring section of the Company’s website.

Series A Notes will be due in 2014 and Series B Notes will be due in 2011. Series A Notes and Series B Notes were split into listed and unlisted notes.

Series A-1 Notes are dollar- or euro-denominated listed notes. Series A-2 are dollar-, euro-, yen- or peso-denominated unlisted notes. Peso-denominated Series A-2 unlisted notes are to be adjusted by CER index. Series B-1 Notes and Series B-2 Notes are dollar-denominated notes only.

Series A-1 Notes and Series A-2 Notes accrue escalated interest based on denomination as follows:

	From issue date until October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	5.53%	8.00%
Euro denominated	4.83%	6.89%
Yen denominated	1.93%	3.69%
Peso denominated	3.23%	3.42%

Series B-1 Notes and Series B-2 Notes accrue escalated interest as follows:

	From issue date until October 15, 2005	From October 16, 2005 to October 15, 2008	From October 16, 2008 to maturity
US dollar denominated	9.00%	10.00%	11.00%

Penalty interest, if applicable, will accrue at an additional annual rate of 2% on overdue principal and interest.

Moreover, Standard & Poors International Ratings and Fitch Ratings have assigned an international rating of B- for the notes issued as consideration of the APE.

The following table shows the outstanding series of Notes as of September 30, 2005:

Series	Class	Nominal value (in millions)		Outstanding debt		Maturity date	Book value at September 30, 2005 (in million of $)
							Principal	Accrued interest	Total nominal value	Gain on discounting of debt	Total
Listed
A-1	1	US$	98	US$	83	October 2014	241	1	242	(39)	203
A-1	2	Euro	493	Euro	418	October 2014	1,462	6	1,468	(219)	1,249
B-1	—	US$	933	US$	560	October 2011	1,630	13	1,643	—	1,643

							3,333	20	3,353	(258)	3,095

Unlisted
A-2	1	US$	7	US$	6	October 2014	18	—	18	(3)	15
A-2	2	Euro	41	Euro	35	October 2014	122	1	123	(18)	105
A-2	3	Yen	12,328	Yen	10,454	October 2014	268	—	268	(58)	210
A-2	4		$26		$22	October 2014	22	—	22	—	22
B-2	—	US$	66	US$	39	October 2011	115	1	116	—	116

							545	2	547	(79)	468

							3,878	22	3,900	(337)	3,563

In addition, the new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (August 2005).

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of (i) 10.5% for the dollar nominated notes; (ii) 9.2% for the euro nominated notes and (iii) 7.3% for the Japanese yen nominated notes.

As a consequence of the closing of Telecom Argentina’s debt restructuring process, the Company reduced the face value of its financial debt in $352 as of August 31, 2005, with a charge to Gain on debt restructuring. This gain on discounting of debt will be reversed monthly up to the maturity of the related debt. So, as of September 30, 2005, the gain on discounting of debt amounted to $337.

As described in Note 5.o, the Company recorded a gain on debt restructuring of $1,503, equal to US$516 million, before related expenses and income tax, as follows:

Equivalent amounts in US$ million	Outstanding debt as of August 31, 2005 (I)	Amounts paid on August 31, 2005 (II)		Discounts (III)	Restructured debt (nominal value) (b) (IV) = (I)–(II)–(III)	Gain on discounting of debt (V)	Book value (VI) = (IV)-(V)
Principal	2,506	(a)	(1,099)	(58)	1,349	(121)	1,228
Accrued interest	502		(247)	(255)	—	—	—
Penalty interest	82		—	(82)	—	—	—

	3,090		(1,346)	(395)	1,349	(121)	1,228

(a)	Includes an optional payment equal to US$293 million.
(b)	Corresponds to the issuance of Notes equal to US$1,883 million, net of a payment of US$534 million.

In compliance with the terms of the APE, on October 17, 2005, the Company made an interest payment for an aggregate amount equal to US$13 million for the period August 31, 2005 through October 15, 2005 and an optional principal prepayment for an aggregate amount equal to US$78 million that was applied to pay the full amount of the scheduled amortization payments on the new notes payable on April 2008.

Derivatives

As indicated in Note 4.q, having Telecom successfully completed its debt restructuring process, in August and September 2005, the Company entered into two foreign exchange currency swap contracts to hedge its exposure to US dollar fluctuations related to the Euro and Japanese yen-denominated New Notes. These swap agreements establish, among other typical provisions for this type of transaction, the early termination provision without any payment obligation by either party, in the event that (i) the Company fails to pay on certain of its obligations, (ii) certain of the Company’s obligations are accelerated, (iii) the Company repudiated or declares a moratorium with respect to certain of its obligations, (iv) the Company restructures certain of its obligations in a certain way, or (v) the Company becomes insolvent or bankrupt or is subject to in-court or out-of-court restructuring or a voluntary and/or involuntary bankruptcy proceeding. These hedge contracts do not include any collateral.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

The nature and detail of the outstanding swap contracts at September 30, 2005 are as follows:

Maturity date	Principal nominal amount (in millions)		Characteristics of the agreement
	Euros to be received	US$ to be paid
Swap in euros
10/15/05	2.1	2.6	- Date of the contract	08.23.05
04/15/06	1.2	1.5	- Principal swap exchange rate	1.2214 US$/Euro
10/15/06	31.8	38.8	- Interest rate to be received in Euros(*)	4.83% annual
04/15/07	40.8	49.8	- Interest rate to be pay in US$	6.90% annual
10/15/07	42.0	51.3	- Total capital and interest to be received in Euros	489 million
04/15/08	43.5	53.2	- Total capital and interest to be pay in US$	626 million
10/15/08	271.4	331.4	- Swap estimated market value as of 09.30.05 (assets)/liabilities	US$9.5 million

Total swap in euros	Euro 432.8	528.6

Swap in yens	Yens to be received	US$ to be paid
10/15/05	49	0.4	- Date of the contract	09.30.05
04/15/06	28	0.2	- Principal swap exchange rate	113.3 Yen/US$
10/15/06	733	6.5	- Interest rate to be received in Japanese yens(*)	1.93% annual
04/15/07	942	8.3	- Interest rate to be pay in US$	6.02% annual
10/15/07	970	8.6	- Total principal and interest to be received in Japanese yens	10,515 millions
04/15/08	1.005	8.9	- Total principal and interest to be pay in US$	102 millions
10/15/08	6.273	55.4	- Swap estimated market value as of 09.30.05 (assets)/liabilities	—

Total swap in yens	Yen 10,000	88.3

	Total	616.9

Legal actions brought against Telecom Argentina

1. Originated by the suspension in the payment of the financial debt

As of the date of these financial statements, eight summary attachment proceedings(juicios ejecutivos) for approximately US$3.8 filed against Telecom by individuals alleging to be holders of Telecom’s outstanding notes had concluded. At September 30, 2005, attachments for said proceedings amount approximately US$0.9 million, and are in the process of being released.

2. Originated by the homologation of the APE

On October 12, 2005, Telecom has requested the overseeing judge to declare that, by the issuance of debt with new payment and the payment of cash consideration on August 31, 2005, Telecom has duly fulfilled the APE according to the terms of section 59 of the Bankruptcy Law.

As a consequence of said pronouncement, the injunction enjoining Telecom from disposing of certain of its assets shall cease to be in force, holders of the outstanding notes shall have to file new proceedings for collection in case the terms and conditions of the new notes are not fulfilled and, if such is the case, Telecom shall be authorized to apply the remedies set forth in the Bankruptcy Law if more than a year elapses from the issuance of the resolution of section 59 of the abovementioned law.

3. Contingent judicial claims by non-participant creditors

As non-participant creditors might file a judicial claim in foreign countries with the purpose of collecting their original financial claim, on September 13, 2005, Telecom has filed a petition with the New York courts for the acceptance and execution of the APE’s judicial proceedings in the United States of America, which is well-founded in Section 304 of the U.S. Bankruptcy Law, so that the APE’s self-effects shall reach said claim and any other filed in said jurisdiction.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

The opposing party in these proceedings is the US Bank N.A (First Trust of New York), Indenture Trustee of the outstanding notes subject to the APE. When the abovementioned trustee first appeared on the file on October 11, 2005, said trustee did not object the court’s acceptance of the APE’s effects in the United States of America. However, The Argo Fund, an alleged creditor to Telecom, has appeared on the file and has opposed to Telecom’s request, despite The Argo Fund is not a party in these proceedings. The file shall be probably open to testimony very soon, and then the bankruptcy judge shall decide (a) if The Argo Fund is in legal standing; and (b) about The Argo Fund’s opposition, especially the matter of incompetence that was brought forth by said creditor.

It should be stated that, even if the decision is not favorable to Telecom’s interests, any claim (summary attachment proceedings or bankruptcy petition) which non-participant creditors may file in Argentina against Telecom shall be rejected due to the application of Sections 56 and 76 of the Bankruptcy Law, which stipulate that the approved agreement is applicable to all unsecured creditors or to any case prior to the submission of the homologation request.

(b) Personal

In November 2004 Personal completed the restructuring of its debt which comprised of a reduction in principal and interest, a cash payout and the extension of maturity of the remaining indebtedness for a total amount of approximately US$ 413 million of which, on April 15, 2005, Personal made a prepayment to holders of the new loans for an aggregate amount of US$ 4 million, that will be applied to pay the full amount of the scheduled amortization payments on the new loans payable on April 15, 2005 and October 15, 2005 and a portion of the scheduled amortization payments on the new loans payable on April 15, 2006. Likewise, Personal made an additional optional prepayment for an aggregate amount of US$ 5 million, payable on April 15, 2006. The outstanding debt is comprised of the following:

	US$	Equivalent in Argentine pesos	Interest rate (i)	Maturity date
Series A	43	125	5.53% – 8%	October 2014
Series B	361	1,051	9%, 10% and 11%	October 2011

Total principal	404	1,176

(i)	Escalated interest rates for US dollar denominated notes.

The new debt was initially recorded at fair value. Fair value was determined by the present value of the future cash flows to be paid under the terms of the new debt instruments discounted at a rate commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring (November 2004). Based on the opinion of an external financial expert, the restructured debt has been discounted to its present value using a discount rate of 11%.

(c) Nucleo

In November 2004, Nucleo completed the restructuring of its outstanding indebtedness with foreign creditors (as of September 30, 2005, US$19 million). Foreign creditors agreed to an extension of maturity to December 2008 and the forgiveness of accrued penalty interest.

The restructured debt with local creditors (as of September 30, 2005, US$3 million) accrues interest at an annual fixed interest rate of 7.125% while the restructured debt with foreign creditors accrues interest at a variable interest rate of three-month LIBO plus 4.5%.

Since contractual rates are commensurate with the risks of the debt instrument and time value of money at the moment of the debt restructuring, the new debt has not been discounted.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

During fiscal year 2005, Nucleo has made optional prepayments to holders of the new loans for an aggregate amount of US$22 million, that were applied to pay the full amount of the scheduled amortization payments on the new loans payable up to June 27, 2007 and a portion of the scheduled amortization payments on the new loans payable up to December 27, 2008 plus the accrued interests as of that dates. Consequently, Nucleo’s outstanding debt as of September 30, 2005, amounts to US$22 million with maturity date on December 27, 2008.

8.3. Covenants of the New Notes (to be issued by Telecom Argentina as described above) and the restructured debt of Personal and Nucleo

Mandatory prepayments

If the relevant company has generated “Excess Cash” (calculated pursuant to the relevant debt instrument), then such company shall apply the Excess Cash, on a semi-annual basis, to make payments on the relevant debt instrument. Telecom Argentina and Personal may make payments on the remaining scheduled installments of their debt instruments in direct order of maturity, or, at the company’s option, retire the debt instruments through open market purchases or pro-rata prepayments.

Prior to making any such payment with Excess Cash, each of Telecom Argentina and Personal is permitted to retain a specific portion of the Excess Cash to (i) supplant the company’s existing cash balance and to (ii) apply it for specified business-related needs. Excess cash payments under Nucleo’s loans are to be applied in direct order of maturity as specified therein.

Excess cash shall be measured semi-annually based on the financial statements as of June 30 and as of December 31 of each year, and any excess cash must be applied no later than the due date of the amortizations immediately subsequent to each June 30 or December 31, respectively.

However, if at any time during the excess cash period, Telecom Argentina makes any distribution payment (as defined in the APE, including but not limited to the payment of dividends) the aggregate amount of the excess cash applied to pay the New Notes will have to be at least two and a half times such distribution payment.

Reinvestment of Personal and Nucleo distribution payments

If Personal and/or Nucleo makes any distribution payment (as defined in the indenture governing of the Notes, including but not limited to the payment of dividends) the aggregate amount of payments is required to be reinvested in the paying entity.

Negative covenants

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the respective new debt instruments of Personal and Nucleo require that the companies comply with various negative covenants, including limitations on:

a)	Incurrence and/or assumption of, and/or permitting to exist in Telecom Argentina or its restricted subsidiaries (as defined in the relevant debt instruments), any liens on the respective properties, assets or income for the purpose of securing any indebtedness of any person, except for certain permitted liens;

b)	Incurrence of and/or permitting any restricted subsidiaries to incur any indebtedness (other than certain permitted indebtedness) unless the relevant company meets a specified indebtedness/EBITDA ratio: (i) with respect to Telecom Argentina and its restricted subsidiaries (other than Personal and its subsidiaries), 2.75 to 1 or, if any specified adjustment event has occurred, 2.25 to 1, (ii) with respect to Personal and its restricted subsidiaries (other than Nucleo and its subsidiaries), 2.25 to 1 and (iii) with respect to Nucleo and its subsidiaries, 2.00 to 1, in addition to certain other conditions;

c)	Making specified restricted payments, including making any investments (other than permitted investments); under this covenant, the company cannot make any investment in securities or indebtedness

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

of, or extend loans to, other persons, unless such transactions are specifically permitted. Under the Telecom Argentina notes and the Personal loans, specific limits are imposed on the amount and conditions of loans that may be made by Telecom Argentina to Personal and by Personal to Nucleo. These restricted payments covenants also restrict the ability of Personal and Nucleo to make loans to their respective parent companies (Telecom Argentina and Personal);

d)	The sale of certain assets with some exceptions, i.e. a minimum 75% of consideration received should be in cash or cash equivalents and the proceeds of certain asset sales shall be used to pay the relevant debt instrument;

e)	Sale and leaseback transactions;

f)	Capital expenditures except for those expressly permitted;

g)	With respect to Nucleo, maintenance of certain financial ratios.

8.4. Events of default for Telecom Argentina, Personal and Nucleo

The terms and conditions of the Telecom Argentina’s New Notes as well as the terms of the respective new debt instruments of Personal and Nucleo provide for certain events of default as follows:

(i)	Failure to pay principal or interest;

(ii)	Cross-default provisions, such as failure to pay principal or interest on any other outstanding indebtedness of the Company’s subsidiaries, which equals or exceeds an aggregate amount of US$ 20 million in the case of Telecom Argentina and Personal and US$2 million (if any payment default exists) or US$ 3 million (if any other default that results in acceleration exists) in the case of Nucleo;

(iii)	Any final judgment against Telecom Argentina and/or Personal providing for the payment of an aggregate amount exceeding US$ 20 million;

(iv)	Any final judgment against Nucleo providing for the payment of an aggregate amount exceeding US$ 4 million;

(v)	Telecom Argentina, Personal or Nucleo voluntary petition for bankruptcy, special bankruptcy proceedings or out-of-court reorganization agreements and,

(vi)	Any event or condition which results in the revocation or loss of the licenses held by either Telecom Argentina, Personal and/or Nucleo and/or any of their restricted subsidiaries which would materially affect the entities´ business operations, their financial condition and results of operations

Should any of the events of default above described occur, with respect to Telecom Argentina, Personal or Nucleo, or, if applicable, any of their restricted subsidiaries, then Telecom Argentina, Personal or Nucleo shall be in default under the New Notes and the new loan agreements, as applicable. Telecom Argentina’s default does not trigger an event of default under Personal or Nucleo’s loans. Personal’s default does not trigger an event of default under Nucleo’s loans.

Provided any of the events of default occurs, the creditors (and or their agents or trustees) are entitled, at their option, to declare the principal amount of the relevant debt instrument to be due and payable.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

9. Shareholders’ equity

(a) Common stock

At September 30, 2005, the Company has 502,034,299 authorized, issued and outstanding shares of $1 par value Class A Common Stock, 436,413,941 shares of $1 par value Class B Common Stock and 45,932,738 shares of $1 par value Class C Common Stock. Common stockholders are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders.

The Company’s shares are authorized by the CNV, the BCBA and the New York Stock Exchange (“NYSE”) for public trading. Only Class B shares are traded. Nortel owns all of the outstanding Class A shares and Class C shares are dedicated to the employee stock ownership program, as described below.

Class B shares began trading on the BCBA on March 30, 1992. On December 9, 1994, these shares began trading on the NYSE under the ticker symbol TEO upon approval of the Exchange Offer by the SEC. Pursuant to the Exchange Offer, holders of ADRs or ADS which were restricted under Rule 144-A and holders of GDR issued under Regulation S exchanged their securities for unrestricted ADS, each ADS representing 5 Class B shares. Class B also began trading on the Mexican Stock Exchange on July 15, 1997.

(b) Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Commercial Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year calculated in accordance with Argentine GAAP must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock accounts). This legal reserve may be used only to absorb deficits.

(c) Share ownership program

In 1992, a decree from the Argentine Government, which provided for the creation of the Company upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class C shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class C shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by the Company and who elected to participate in the plan.

In 1999, a decree of the Argentine Government eliminated the restrictions on some of the Class C shares held by the Trust, although it excluded 45,932,738 Class C shares subject to an injunction against their use. On March 14, 2000, a shareholders’ meeting of the Company approved the conversion of up to unrestricted 52,505,360 Class C shares into Class B shares. In May 2000, the employees sold 50,663,377 shares through an international and national bid.

In September 2002, the Trustor requested the Company to take all necessary actions in order to effect the conversion of the shares held in the Trust which had been released from the injunction, to Class B shares.

The Company requested the Trustor to obtain judicial approval to permit the shareholders’ meeting to effect the conversion of the total amount of Class C shares to Class B shares in order to avoid calling for successive shareholders’ meetings every time restrictions on the shares are released for conversion. The Trustor informed the Company that a judicial resolution in favor of the total conversion had not been granted. The Company has also indicated that it is necessary to reach an agreement with the PPP for a timely and orderly sale of the converted Class B shares, because the sale of an inappropriate number of Class B shares could affect the price of the Class B shares.

In November 2003, the PPP lacked a legal representative. In March 2004, a judicial resolution nullified the intervention of the PPP and notified the Ministry of Labor and Social Security to call for elections in order to establish the Executive Committee of the PPP. The Meeting held on September 6, 2005, established this Committee with the purpose of the release of the injunction against 40,093,990 shares held in the Trust, in order to effect the conversion to Class B shares.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(d) Mandatory reduction of capital

Under section 206 of the Argentine Companies Law, if at the annual shareholders’ meeting, a company’s losses have absorbed its reserves and at least 50% of the share capital, a company is required to reduce its capital stock. Further, under paragraph 5 of section 94, if a company shareholders’ equity is negative, a company is required to commence dissolution proceedings unless its shareholders take action (either by making a capital contribution or authorizing the issuance of additional shares of the company) resulting in positive shareholders’ equity within 90 days of such annual shareholders’ meeting. Since the Company reported significant losses for the year ended December 31, 2004, which absorbed the Company’s reserves and significantly reduced its shareholders’ equity, the Company qualified for mandatory reduction of capital. This situation was not maintained as of September 30, 2005.

The requirements of section 206 and paragraph 5 of section 94 had been temporarily suspended by a governmental decree until December 10, 2004. In May 2005, the government has formally issued an extension until December 10, 2005.

10. Income tax

Income tax expense for the nine-month periods ended September 30, 2005 and 2004 consists of the following:

	Nine-month periods ended September 30,
	2005	2004
Current tax expense	$(20)	$(4)
Deferred tax expense	(114)	(5)

Income tax expense	$(134)	$(9)

The Company accounts for income taxes in accordance with the guidelines of RT 17. RT 17 prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of September 30, 2005	As of December 31, 2004
Tax loss carryforwards	$944	$1,573
Foreign exchange gains and losses	100	161
Allowance for doubtful accounts	68	78
Provision for contingencies	114	82
Other deferred tax assets, net	40	241

Total deferred tax assets	1,266	2,135

Fixed assets	(220)	(293)
Inflation adjustments (i)	(959)	(1,152)

Total deferred tax liabilities	(1,179)	(1,445)

Subtotal deferred tax assets	$87	$690
- Valuation allowance	(206)	(695)

Net deferred tax liabilities	$(119)	$(5)

(i)	Mainly relate to inflation adjustment on fixed assets, intangibles and other assets for financial reporting purposes.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Income tax expense for the nine-month periods ended September 30, 2005 and 2004 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income (loss) as a result of the following:

	Nine-month periods ended September 30,
	2005	2004
Income tax (expense) benefit at statutory income tax rate on pretax income (loss)	$(616)	$169
Non taxable items	7	—
Tax payable	(14)	—
Change in valuation allowance	489	(178)

Income tax expense	$(134)	$(9)

As of September 30, 2005, the Company has accumulated operating tax loss carryforwards of $944. The following table details the operating tax loss carryforwards segregated by company and expiration date:

Expiration year	Telecom Argentina	Publicom	Personal	Total Consolidated
2007	757	—	149	906
2008	—	2	—	2
2009	34	—	—	34
2010	—	2	—	2

Total	791	4	149	944

Decree No. 2,568/02 of the Argentine Government prescribed that foreign currency exchange losses arising from holding foreign-currency denominated assets and liabilities existing as of January 6, 2002, had to be determined using an exchange rate of $1.40 to US$1. The resulting net foreign currency exchange loss from this calculation procedure was to be considered deductible for income tax purposes at a rate of 20% per year commencing in fiscal year 2002. As of December 31, 2002, the exchange rate was $3.37 to US$1. Therefore, pursuant to the terms of the Decree, the difference between $1.4 and $3.37 was to be deducted entirely for income tax purposes in fiscal year 2002. On the contrary, the Company and its tax advisors had interpreted the Decree to require the entire amount ($3.37 minus $1) to be deduced for income tax purposes at a rate of 20% per year commencing in fiscal year 2002 through fiscal year 2006.

The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Based on a number of factors, including the Argentine Government’s interpretation of the Decree as described above, the current expiration period of tax loss carryforwards (5 years) and the fact that the Company anticipates insufficient future taxable income over the periods in which tax assets can be applied, management believes that there is sufficient uncertainty regarding the realization of a portion of its net deferred tax assets that, as of September 30, 2005, a valuation allowance has been provided for Telecom Argentina’s related net deferred tax assets.

(a) Impact of inflation adjustments on fixed assets

Under Argentine GAAP, there are currently two approaches to the accounting treatment of differences between the tax basis and book basis of non-monetary items for deferred income tax calculation purposes when companies prepare price-level restated financial statements.

In one approach, the FACPCE, in line with IFRS and US GAAP, reached a consensus that when preparing financial statements restated for general price-level changes, temporary differences under RT 17 are determined based on the difference between the price-level restated amount of assets and liabilities reported in the financial statements and the related tax basis amounts. Accordingly, following the guidelines of RT 17 and related interpretations, the Company has treated the differences between the tax basis and indexed book basis of non-monetary items as temporary from year 2002.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

In a second approach, the CPCECABA reached a consensus that differences between the tax basis and the related indexed amounts of fixed assets would be permanent differences rather than being considered temporary.

In order to comply with applicable rules and regulations, in May 2003, the Company consulted with the CNV and requested the regulatory authority to issue a statement on the subject, so as to permit the Company to give proper accounting effect in these financial statements. As of the date of these financial statements, the CNV has not yet addressed the issue.

In August 2005, the CPCECABA approved the RT and Interpretations issued by the FACPCE, in which it is proposed an optional treatment for companies that have not recorded liabilities for the differences arising between the tax basis and the related indexed amounts of fixed assets mentioned above. Those companies that have recognized related liabilities, as Telecom did, will not be able to apply the option. This resolution will be effective for the Company in the fiscal year 2006. As of the date of these financial statements, the CNV has not adopted this resolution.

11. Commitments and contingencies

(a) Purchase commitments

The Company has entered into various purchase commitments aggregating approximately $131 as of September 30, 2005, primarily related to the supply of switching equipment, maintenance and repair of public phones, infrastructure agreements and other service agreements.

(b) Investment commitments

In August 2003, Telecom Argentina was notified by the Department of Communications of a proposal for the creation of a $70-million fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies aimed at developing the telecommunications sector in Argentina. Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund. The Fund is aimed at, among others:

-	Creating alternative mechanisms for financing;

-	Completing projects if they prove to be long-standing, profitable and relate to the telecommunications system;

-	Developing and consolidating the 2003 Telecommunications Fund; and

-	Being the nexus between the major telecommunication companies and small and medium-sized companies and individual entrepreneurs within the sector, and harmonizing their interests with those of the State.

In November 2003, the Company contributed $1.5 at the inception of the Fund. The Company also committed further contributions of up to $3.5, payable on the first anniversary of the Fund, provided that the Company completed its financial restructuring successfully. In addition, management announced that it is the Company’s intention to promote agreements with local suppliers – for an estimated amount of $10 – which would facilitate their access to financing.

(c) Contingencies

The Company is a party to several civil, tax, commercial and labor proceedings and claims that have arisen in the ordinary course of its business. The Company has established reserves for an aggregate amount of $324 to cover potential losses under these claims.

In addition, the Company is subject to other claims and legal actions that have arisen in the ordinary course of business. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management based upon the information available at this time and consultation with external legal counsel, that the expected outcome of these other claims and legal actions, individually or in the aggregate, will not have a material effect on the Company’s financial position or results of operations. Accordingly, no reserves have been established for the outcome of these litigations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Below is a summary of the most significant other claims and legal actions for which reserves have not been established:

Labor proceedings

Based on a legal theory of successor company liability, Telecom Argentina has been named as a co-defendant with ENTel in several labor lawsuits brought by former employees of ENTel against the state-owned company. The Transfer Agreement provided that ENTel and the Argentine Government, and not the Company, are liable for all amounts owed in connection with claims brought by former ENTel employees, whether or not such claims were made prior to the Transfer Date, if the events giving rise to such claims occurred prior to the Transfer Date.

ENTel and the Argentine Government have agreed to indemnify and hold the Company harmless in respect of such claims. Under current Argentine legislation, the Argentine Government may settle any amounts payable to the Company for these claims through the issuance of treasury bonds. As of September 30, 2005, labor lawsuits in this connection amounted to $17.

Tax matters

In December 2000, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes for the fiscal years 1993 through 1999 based on Telecom Argentina’s criteria for calculating depreciation of its fiber optic network. In May 2005 Telecom Argentina was notified of the National Fiscal Court unfavorable resolution which ratified the AFIP tax assessment relating to additional taxes and interest, although it excluded penalties. Accordingly, in July 2005, Telecom Argentina paid $9.4 million as principal and $24.8 million as interest.

Under Argentine GAAP, the above referenced payment does not meet the criteria to be recognized as a tax credit. Thus, as of June 30, 2005, Telecom Argentina has recorded a charge to income taxes of $9.4 million and financial results, net (interest generated by liabilities) of $24.8 million in the statement of income.

Telecom Argentina has a contingent receivable against the National Government amounting to $34.2 million which Telecom Argentina estimates it would be recovered through government bonds in the event judicial appeals are sustained in its favor.

Additionally, in December 2001, Telecom Argentina received notices from the AFIP of proposed adjustments to income taxes based on the amortization period utilized by Telecom Argentina to depreciate its optic fiber network in Telintar’s submarine cables. Telintar was dissolved and merged in equal parts into Telecom Argentina Internacional S.A. and Telefonica Larga Distancia de Argentina S.A., entities controlled by Telecom Argentina and Telefonica, respectively. Telecom Argentina Internacional S.A. was subsequently merged with and into Telecom Argentina in September 1999.

In July 2005, the National Fiscal Court resolved against Telecom Argentina ratifying the tax assessment relating to additional taxes, although it excluded interest and penalties. On the same grounds as described in the second paragraph above, as of June 30, 2005, Telecom Argentina recorded a current tax liability amounting to $0.5 million against income taxes in the statement of income.

Telecom Argentina together with its legal counsel believes it has meritorious legal defenses to these unfavorable judgments. As of the date of these financial statements, Telecom Argentina appealed the first sentence issued by the National Fiscal Court and plans to appeal the second judgment in the short term.

In spite of the unfavorable judgments, Telecom Argentina believes that the ultimate outcome of these cases will not result in an incremental adverse impact on Telecom Argentina’s results of operations and financial condition.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Other claims

Consumer Trade Union Proceedings

In November 1995, Telecom Argentina, together with Telefonica de Argentina, Telintar and the Argentine Government were named as defendants in a lawsuit filed in Argentine federal courts by a consumer activist group. The complaints in this lawsuit contend that consumers have been injured because of the application of unjustified tariffs for the provision of fixed line services. Plaintiffs are seeking damages, an injunction against the reduction of tariffs, disgorgement of all monies that the defendants have earned through the charge of the alledged abusive tariffs and a cap of 16% on the Company´s annual rate of return on its fixed assets. The court has rejected some of the claims but agreed to a stay of the others pending the outcome of the appeal.

In October 2001, the court awarded the plaintiffs an injunction enjoining the indexing of tariffs by the U.S. C.P.I. as permitted by the Transfer Agreement pending a final resolution in the case. Telecom Argentina vigorously appealed this decision. Hearings on the case are currently in process. Telecom Argentina believes the claims have no merit. Telecom Argentina cannot predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Upon the extension of the exclusivity period for the provision of telecommunication services, the same consumer group filed a new lawsuit in Argentine federal courts against the service providers and the Argentine Government. Plaintiffs are seeking damages, an injunction against the revocation of licenses granted to telecommunication service providers and finalization of the exclusivity period. This case is at a preliminary stage, but Telecom Argentina does not believe it has merit and intends to contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of this case, or reasonably estimate a range of possible loss given the current status of the litigation.

Users and Consumer Trade Union Proceedings

In August 2003, another consumer group filed suit against Telecom Argentina in Argentine federal courts alleging the unconstitutionality of certain resolutions issued by the Department of Communications. These resolutions had amended a prior resolution which prescribed the way service providers had to refund customers for additional charges included in monthly fixed-line service fees. The amendment was intended to establish another method of refunding customers due to practical reasons. Telecom Argentina complied with the amended resolution and provided refunds to customers. The case is at a preliminary stage, but Telecom Argentina does not believe it has merit and will contest it vigorously. Telecom Argentina is unable, however, to predict the outcome of the case, or reasonably estimate a range of possible loss given the current status of the litigation.

Management of the Company believes that none of the matters discussed above will have a material adverse effect on the Company’s results of operations, liquidity or financial condition.

Certain amounts deposited in the Company’s bank accounts have been restricted as to their use due to some judicial proceedings. As of September 30, 2005, these restricted funds totaled $9. The Company has reclassified these balances to other receivables on the Company’s balance sheet.

12. Segment information

Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Under this definition, the Company conducts its business through seven legal entities which represent seven operating segments. These operating segments have been aggregated into reportable segments following the nature of the products and services provided. The Company manages its segments to the net income (loss) level of reporting.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

The companies aggregated to create the reportable segments are as follows:

Reportable segment	Consolidated company/ Operating segment
Voice, data and Internet	Telecom Argentina
Telecom Argentina USA
Micro Sistemas

Wireless	Personal
Nucleo
Cable Insignia

Directories publishing	Publicom

The accounting policies of the operating segments are the same as those described in Note 4. Intercompany sales have been eliminated.

For the nine-month periods ended September 30, 2005 and 2004, more than 90 percent of the Company’s revenues were from services provided within Argentina. More than 95% of the Company’s fixed assets are in Argentina. Segment financial information was as follows:

For the nine-month period ended September 30, 2005

Income statement information

	Voice, data and Internet	Wireless	Directories publishing	Total
Handsets	—	219	—	219
Services	2,122	1,699	17	3,838

Net sales	2,122	1,918	17	4,057

Salaries and social security	(412)	(83)	(9)	(504)
Turnover tax	(71)	(84)	—	(155)
Maintenance, materials and supplies	(153)	(55)	(4)	(212)
Bad debt expense	(4)	(15)	1	(18)
Interconnection costs	(107)	—	—	(107)
Cost of international outbound calls	(72)	—	—	(72)
Lease of circuits	(22)	(12)	—	(34)
Fees for services	(57)	(50)	—	(107)
Advertising	(29)	(66)	(2)	(97)
Cost of cellular handsets	—	(391)	—	(391)
Commissions	(42)	(270)	—	(312)
Others	(139)	(423)	(5)	(567)

Operating income (loss) before depreciation and amortization	1,014	469	(2)	1,481
Depreciation of fixed assets	(821)	(278)	(1)	(1,100)
Amortization of intangible assets	(7)	(27)	—	(34)

Operating income (loss)	186	164	(3)	347
Equity gain from related companies	7	—	—	7
Financial results, net	172	(82)	1	91
Other expenses, net	(82)	(24)	(2)	(108)
Gain on debt restructuring	1,424	—	—	1,424

Net income (loss) before income tax and minority interest	1,707	58	(4)	1,761
Income tax	(172)	37	1	(134)
Minority interest	—	(4)	—	(4)

Net income (loss)	1,535	91	(3)	1,623

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Voice, data and Internet	Wireless	Directories publishing	Total
Balance sheet information

Fixed assets, net	4,655	1,460	—	6,115
Intangible assets, net	74	661	3	738
Capital expenditures excluding materials	149	191	—	340
Acquisition of intangible assets	—	—	—	—
Depreciation of fixed assets	(821)	(292)	(1)	(1,114)
Amortization of intangible assets	(10)	(36)	—	(46)
Net financial debt	(3,199)	(1,010)	—	(4,209)

Cash flow information

Cash flows provided by (used in) operating activities	955	430	(1)	1,384

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(210)	(210)	—	(420)
Decrease in investments not considered as cash and cash equivalents	667	—	—	667

Total cash flows provided by (used in) investing activities	457	(210)	—	247

Cash flows from financing activities:
Debt proceeds	—	30	—	30
Payment of debt	(3,199)	(87)	—	(3,286)
Payment of interest and debt-related expenses	(722)	(46)	—	(768)

Total cash flows used in financing activities	(3,921)	(103)	—	(4,024)

(Decrease) increase in cash and cash equivalents	(2,509)	117	(1)	(2,393)
Cash and cash equivalents at the beginning of year	2,850	89	1	2,940
Cash and cash equivalents at period end	341	206	—	547

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

For the nine-month period ended September 30, 2004

	Voice, data and Internet	Wireless	Directories publishing	Total
Income statement information

Handsets	—	90	—	90
Services	1,998	1,115	8	3,121

Net sales	1,998	1,205	8	3,211

Salaries and social security	(363)	(64)	(7)	(434)
Turnover tax	(63)	(54)	—	(117)
Maintenance, materials and supplies	(131)	(23)	(2)	(156)
Bad debt expense	8	(9)	—	(1)
Interconnection costs	(101)	—	—	(101)
Cost of international outbound calls	(60)	—	—	(60)
Lease of circuits	(25)	(2)	—	(27)
Fees for services	(67)	(18)	(1)	(86)
Advertising	(19)	(43)	(2)	(64)
Cost of cellular handsets	—	(150)	—	(150)
Commissions	(40)	(125)	(1)	(166)
Others	(121)	(246)	—	(367)

Operating income (loss) before depreciation and amortization	1,016	471	(5)	1,482
Depreciation of fixed assets	(958)	(234)	(2)	(1,194)
Amortization of intangible assets	(46)	(33)	(1)	(80)

Operating income (loss)	12	204	(8)	208
Equity gain from related companies	—	—	(1)	(1)
Financial results, net	(485)	(138)	1	(622)
Other expenses, net	(57)	(11)	(1)	(69)

Net income (loss) before income tax and minority interest	(530)	55	(9)	(484)
Income tax	—	(12)	3	(9)
Minority interest	—	2	—	2

Net income (loss)	(530)	45	(6)	(491)

Balance sheet information

Fixed assets, net	5,563	1,514	2	7,079
Intangible assets, net	62	697	3	762
Capital expenditures excluding materials	73	177	—	250
Acquisition of intangible assets	—	—	—	—
Depreciation of fixed assets	(958)	(239)	(2)	(1,199)
Amortization of intangible assets	(48)	(39)	(1)	(88)
Net financial debt	(5,701)	(1,426)	—	(7,127

Cash flow information

Cash flows provided by (used in) operating activities	1,185	288	(1)	1,472

Cash flows from investing activities:
Acquisition of fixed assets and intangible assets	(111)	(190)	—	(301)
Decrease in investments not considered as cash and cash equivalents	133	56	—	189

Total cash flows provided by (used in) investing activities	22	(134)	—	(112)

Cash flows from financing activities:
Payment of debt	—	(6)	—	(6)
Payment of interest and debt-related expenses	—	(12)	—	(12)

Total cash flows used in financing activities	—	(18)	—	(18)

Increase (decrease) in cash and cash equivalents	1,207	136	(1)	1,342
Cash and cash equivalents at the beginning of year	1,786	428	2	2,216

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Voice, data and Internet	Wireless	Directories publishing	Total
Cash and cash equivalents at period end	2,933	564	1	3,558

13. Selected consolidated quarterly information (unaudited)

Quarter ended	Net sales	Operating income before depreciation and amortization	Operating income	Financial results, net	Net (loss) income
Year 2005:
March 31,	1,237	508	142	175	279
June 30,	1,348	464	81	124	179
September 30,	1,472	509	124	(208)	1,165

	4,057	1,481	347	91	1,623

Year 2004:
March 31,	1,017	494	65	95	124
June 30,	1,053	489	67	(393)	(354)
September 30,	1,141	499	76	(324)	(261)
December 31,	1,283	564	192	(550)	(175)

	4,494	2,046	400	(1,172)	(666)

14. Unconsolidated information

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as information supplementary to the individual financial statements. For the purpose of these financial statements, individual financial statements have been omitted since they are not required for SEC reporting purposes. The tables below present unconsolidated financial statement information, as follows:

Balance sheets:

	As of September 30, 2005	As of December 31, 2004
ASSETS
Current Assets
Cash and banks	$16	$24
Investments	377	3,554
Accounts receivable, net	328	327
Other receivables	51	59

Total current assets	772	3,964

Non-Current Assets
Other receivables, net	165	143
Investments	974	1,068
Fixed assets, net	4,652	5,385
Intangible assets, net	74	84
Other assets, net	22	—

Total non-current assets	5,887	6,680

TOTAL ASSETS	$6,659	$10,644

LIABILITIES
Current Liabilities
Accounts payable	$340	$315
Debt	250	9,418

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	As of September 30, 2005	As of December 31, 2004
Salaries and social security payable	82	69
Taxes payable	52	61
Other liabilities	27	21
Contingencies	32	11

Total current liabilities	783	9,895

Non-Current Liabilities
Accounts payable	4	7
Debt	3,340	—
Salaries and social security payable	28	33
Taxes payable	158	—
Other liabilities	58	64
Contingencies	163	143

Total non-current liabilities	3,751	247

TOTAL LIABILITIES	$4,534	$10,142

SHAREHOLDERS’ EQUITY	$2,125	$502

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,659	$10,644

Statements of Income:

	Nine-month periods ended September 30,
	2005	2004
Net sales	$2,292	$2,105
Cost of services	(1,422)	(1,445)

Gross profit	870	660
General and administrative expenses	(120)	(111)
Selling expenses	(397)	(429)

Operating income	353	120
Equity loss from related companies	(82)	(74)
Financial results, net	177	(483)
Other expenses, net	(77)	(54)
Gain on debt restructuring	1,424	—

Net income (loss) before income tax	1,795	(491)
Income tax expense, net	(172)	—

Net income (loss)	$1,623	$(491)

Condensed statements of cash flows:

	Nine-month periods ended September 30,
	2005	2004
Cash flows provided by operating activities	$956	$1,185
Cash flows from investing activities
Acquisition of fixed and intangible assets	(209)	(111)
Decrease in investments not considered as cash and cash equivalents	672	133

Total cash flows provided by investing activities	463	22

Cash flows from financing activities
Payment of debt	(3,199)	—
Payment of interest and debt-related expenses	(722)	—

Total cash flows provided by investing activities	(3,921)	—

(Decrease) increase in cash and cash equivalents	(2,502)	1,207
Cash and cash equivalents at the beginning of year	2,853	1,785

Cash and cash equivalents at period end	$351	$2,992

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

15. Valuation differences between Argentine GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Argentine GAAP, which differ in certain significant respects from US GAAP. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as well as additional disclosures required by US GAAP and Regulation S-X of the SEC. Under the reporting requirements of the SEC and under Argentine GAAP, the Company is not required to prepare a US GAAP reconciliation on a quarterly basis. However, the Company has elected to present cumulative US GAAP information as it is considered useful for prospective investors. These consolidated financial statements include solely a reconciliation of shareholders’ equity and net income (loss) to US GAAP. This reconciliation does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

Differences in measurement methods

Inflation accounting

As indicated in Note 3.c., in March 2003, the Argentine government issued a decree prohibiting companies from restating financial statements for the effects of inflation and instructing the CNV to issue applicable regulations to ensure that no price-level restated financial statements are accepted. In April 2003, the CNV issued a resolution discontinuing inflation accounting as of March 1, 2003. As a result, the Company’s consolidated financial statements include the effects of inflation until February 28, 2003. Comparative figures were also restated until that date. Since Argentine GAAP required companies to prepare price-level restated financial statements through September 30, 2003, the application of the CNV resolution represents a departure from Argentine GAAP.

Under US GAAP, financial statements are prepared on a historical cost basis. However, the following reconciliation does not include the reversal of the adjustments to the consolidated financial statements for the effects of inflation required by the CNV, because, as permitted by the SEC, the application of this resolution represents a comprehensive measure of the effects of price-level changes in the Argentine economy, and as such, is considered a more meaningful presentation than is historical cost-based financial reporting for both Argentine and US accounting purposes.

The principal differences, other than inflation accounting, between Argentine GAAP and US GAAP are described below, together with an explanation, where appropriate, of the method used in the determination of the necessary adjustments.

	Nine-month periods ended September 30,
	2005	2004
Reconciliation of net income (loss):
Total net income (loss) under Argentine GAAP	$1,623	$(491)
US GAAP adjustments:
Foreign currency translation (a)	(12)	(3)
Capitalization of foreign currency exchange differences (b.1)	29	—
Capitalization of foreign currency exchange differences (b.2)	71	89
Debt Restructurings (c)	(1,339)	—
Personal Pre-APE Debt Restructurings (d)	—	20
Other adjustments (e)	(3)	(2)
Tax effects on US GAAP adjustments (f.1)	433	(38)
Valuation allowance (f.2)	424	5

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated - See Note 3.c)

	Nine-month periods ended September 30,
	2005	2004
Minority interest (g)	4	1

Net income (loss) under US GAAP	$1,230	$(419)

	As of September 30, 2005	As of December 31, 2004
Reconciliation of shareholders’ equity:
Total shareholders’ equity under Argentine GAAP	$2,125	$502
US GAAP adjustments:
Foreign currency translation (a)	33	47
Capitalization of foreign currency exchange differences (b.1)	(784)	(813)
Capitalization of foreign currency exchange differences (b.2)	441	370
Debt Restructurings (c)	(1,574)	(235)
Other adjustments (e)	3	1
Tax effects on US GAAP adjustments (f.1)	670	239
Valuation allowance (f.2)	—	(424)
Minority interest (g)	(9)	(13)

Shareholders’ equity (deficit) equity under US GAAP	$905	$(326)

	As of September 30, 2005	As of September 30, 2004
Description of changes in shareholders’ equity under US GAAP:
Shareholders’ equity (deficit) as of the beginning of the year	$(326)	$456
Other comprehensive loss	1	—
Net income (loss) under US GAAP	1,230	(419)

Shareholders’ equity as of the end of the period	$905	$37

a) Foreign currency translation

As indicated in Note 4.a., under Argentine GAAP, the financial statements of the Company’s subsidiaries are translated using period-end exchange rates for assets, liabilities and results of operations. Adjustments resulting from these translations are accumulated and reported as a separate line item between the liability and equity sections of the balance sheet.

Under US GAAP, financial statements of foreign subsidiaries have been translated into Argentine pesos following the guidelines established in SFAS No. 52, “Foreign Currency Translation” (“SFAS 52”). Under SFAS 52, in the case of foreign subsidiaries whose local currency is not the functional currency, the monetary/non-monetary method of translation has been used to re-measure assets and liabilities to the functional currency prior to translation. This method involves the translation of monetary assets and liabilities at the exchange rate in effect at the end of each period, and the non-monetary assets and liabilities and equity at historical exchange rates (i.e., the exchange rates in effect when the transactions occur). Average exchange rates have been applied for the translation of the accounts that make up the results of the periods, except for those charges related to non-monetary assets and liabilities, which have been translated using historical exchange rates. Translation adjustments are included in the statement of income. Once the assets and liabilities have been re-measured to the functional currency, the current rate method of translation has been used to translate them to the reporting currency, the Argentine Peso for the Company. This method involves the translation of assets and liabilities at the exchange rate in effect at the end of each period. Average exchange rates have been applied for the translation of the accounts that make up the results of the periods. In this case, translation adjustments are recorded as a separate component of shareholders’ equity.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

b) Capitalization of foreign currency exchange differences

b.1) Under Argentine GAAP, foreign currency exchange differences (gains or losses) on or after January 6, 2002 through July 29, 2003, related to foreign-currency denominated debts as of such dates were allocated to the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements established were fulfilled. Under US GAAP, foreign currency exchange differences cannot be capitalized, and are expensed as incurred.

b.2) This adjustment represents the effect on accumulated depreciation of the adjustment described in b.1 above.

c) Debt Restructurings

As discussed in Note 8.2., Telecom Argentina completed the restructuring of its outstanding indebtedness in August 2005. Also, in November 2004 Personal and Personal’s subsidiary, Nucleo, completed the restructuring of their respective outstanding indebtedness. The restructuring of Telecom Argentina, Personal and Nucleo´s (referred herein to as the “entities”) outstanding indebtedness are collectively referred hereinafter as to the “Debt Restructurings”. The Debt Restructurings involved (i) the full settlement of certain outstanding loans of the entities and (ii) the combination of a partial debt settlement and a refinancing of the remaining outstanding loans of the entities with modified terms, as indicated in Note 8.2. In connection with (ii), the entities issued new debt instruments.

Under Argentine GAAP, during the nine-month period ended September 30, 2005 Telecom Argentina recorded a gain of $1,424 (before tax effects). In the fourth quarter of the year ended December 31, 2004, a gain of $230 (before tax effects) related to Personal and Nucleo’s restructurings was also recorded. Under Argentine GAAP, the new debt instruments were present-valued at their respective restructuring dates and accordingly, the entities recorded a loss on accretion of $30 for the nine-month period ended September 30, 2005.

US GAAP requires an analysis to be performed under SFAS No.15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings” and EITF 02-04, “Debtors Accounting for a Modification or an Exchange of Debt Instruments in accordance with SFAS 15”, to assess whether the Debt Restructurings constituted troubled debt restructurings. The entities concluded that the Debt Restructurings were in fact troubled debt restructurings as the entities were in financial difficulties and creditors had granted a concession, under the definitions of such conditions in the EITF 02-04 guidance. The concessions resulted primarily from the discount on principal and accrued interest, extension of maturity and forgiveness of penalty interest. Accordingly, under US GAAP, the Debt Restructurings were accounted for as (i) a full settlement of certain outstanding loans with cash and (ii) a combination of a partial debt settlement and a continuation of debt with modified terms.

For those outstanding loans which were fully settled, there was no difference in accounting treatment between Argentine GAAP and US GAAP. The gain was measured by the excess of the carrying amount of the payables over the cash surrendered.

For those outstanding loans which were restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, SFAS 15 requires an assessment of the total future cash payments specified by the new terms of the debt, including, principal, interest and contingent payments on a payable-by-payable basis. No gain on restructuring is recognized unless the remaining carrying amount of the debt exceeds the total future cash payments specified by the new terms.

Accordingly, for those restructured loans where their carrying value does not exceed the total future cash payments specified by the terms of the new instruments, no gain was recognized under US GAAP as of the date of the Debt Restructurings. The carrying value of the loans will be reduced as payments are made. Interest expense is computed as the discount rate that equated the present value of the future cash payments specified by the new debt with the carrying amount of the original loans.

In the case of the remaining loans where their total future cash payments specified by the new terms are less than the respective carrying amounts, the entities reduced the carrying amounts to an amount equal to the total future

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

cash payments specified by the new terms. Accordingly, a gain on restructuring was recognized under US GAAP equal to the amount of the reduction. Thereafter, all cash payments under the new terms are accounted for as reductions of the carrying amount of the payables and no interest expense is recognized.

In summary, the US GAAP reconciling item reflects the (a) reversal of the loss on accretion of new debt instruments recognized under Argentine GAAP, (b) reversal of a portion of gain on restructuring recognized under Argentine GAAP for those outstanding loans restructured by a partial cash settlement and the issuance of new debt instruments with modified terms, (c) reversal of the interest expense computed under Argentine GAAP and (d) the computation of the interest expense under US GAAP as described above.

The US GAAP reconciling item for the Debt Restructurings is comprised as follows:

Included in the reconciliation of net income (loss):

Nine-month period ended September 30, 2005
Reversal of loss on accretion of new debt instruments recognized under Argentine GAAP (a)	$30
Reversal of a portion of gain on restructuring recognized under Argentine GAAP (b)	(1,393)
Reversal of interest expense computed under Argentine GAAP (c)	106
Computation of interest expense under US GAAP (d)	(82)

Total US GAAP reconciling item for Debt Restructurings	$(1,339)

Included in the reconciliation of shareholders’ equity:

	As of September 30, 2005	As of December 31, 2004
Reversal of loss on accretion of new debt instruments recognized under Argentine GAAP (a)	$31	$1
Reversal of a portion of gain on restructuring recognized under Argentine GAAP (b)	(1,632)	(239)
Reversal of interest expense computed under Argentine GAAP (c)	118	12
Computation of interest expense under US GAAP (d)	(91)	(9)

Total US GAAP reconciling item for Debt Restructurings	$(1,574)	$(235)

d) Personal Pre-APE Debt Restructurings

In December 2002, Personal restructured a portion of its outstanding indebtedness as of that date. Under Argentine GAAP, Personal recognized a gain to carry the restructured debt to its present value. Under US GAAP, Personal assessed the transaction under SFAS No. 15 and EITF 02-04 and treated the restructuring as a troubled debt restructuring. As the carrying value of the old debt did not exceed the total future cash payments specified by the new debt, no gain was recognized under US GAAP.

During the nine months ended September 30, 2004, Personal received notices of acceleration for the restructured debt in December 2002 amounting to US$ 27 million. Accordingly, Personal recorded a loss of $20 under Argentine GAAP to carry such debt at fair value. Since no gain had been originally recorded under US GAAP and the old debt had not been derecognized, the US GAAP adjustment reflects the reversal of the loss recorded under Argentine GAAP.

e) Other adjustments

The Company has aggregated under this caption certain reconciling items which management believes are not significant to the Company’s financial position and results of operations. The US GAAP reconciling items included under “other adjustments” were as follows for all periods presented:

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Included in the reconciliation of net income (loss)

	Nine-month periods ended September 30,
	2005	2004
Inventories	$1	$—
Present-value accounting	1	(3)
Accounting for investments in debt securities	(5)	—
Equity gain (loss) on related companies	—	1

Total other adjustments (e)`	$(3)	$(2)

Included in the reconciliation of shareholders’ equity

	As of September 30, 2005	As of December 31, 2004
Inventories	$1	$—
Present-value accounting	2	1

Total other adjustments (e)`	$(3)	$1

- Inventories

Under Argentine GAAP, inventories are stated at the lower of replacement cost or net realizable value. Under US GAAP, inventories are stated at the lower of cost or market.

- Present-value accounting

As indicated in Note 4.f., under Argentine GAAP, certain monetary assets and liabilities are measured based on the calculation of their discounted value using the internal rate of return of such assets or liabilities at the time of measurement, unless the company has the intent and ability to dispose of those assets or advance settlement of liabilities. Under US GAAP, present valuing or discounting of these assets and liabilities is precluded.

- Accounting for investments in debt securities

Under Argentine GAAP, certain investments (discount bonds) were recorded at fair value with unrealized gain of $5 recognized in the statement of income. Under US GAAP, these investments are classified as available-for-sale. Accordingly, unrealized gain is excluded from earnings and reported as a separate component of shareholders equity.

- Equity gain (loss) on related companies

As of December 31, 2004, the Company held a 5.75% ownership interest in Nahuelsat. Under Argentine GAAP, the Company had recorded this investment at the lower of cost or net realizable value.

For US GAAP purposes, the Company accounts for investments in non-marketable equity securities in accordance with Accounting Principles Board Opinion No. 18 (“APB 18”) and related interpretations. Under APB 18, investments in less than 20% of the capital stock are generally carried at cost. Under the cost method, investments are recorded and reported at original cost until they are partially or entirely disposed of or the original cost value has been impaired. Subsequent write-ups are prohibited under US GAAP.

As of December 31, 2002, the investment in Nahuelsat was written down to zero since its original cost was deemed to be permanently impaired. The cost basis of this investment was zero for both Argentine GAAP and US GAAP for the year ended December 31, 2002.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Subsequently, during the year ended December 31, 2003, the investment in Nahuelsat was written up for Argentine GAAP purposes. Since management considered that Nahuelsat’s financial condition had improved, a write-up of $2 was included in equity gain (loss) from related companies in the statement of income. For US GAAP purposes, the permanent impairment recorded in 2002 established a new cost basis for the investment, thus, the write-up recorded in 2003 was reversed.

During the nine-month period ended September 30, 2004, the Company recorded a new write-down of the investment of $1 for Argentine GAAP purposes. For US GAAP purposes, for the reasons described above, such write-down was reversed.

During the nine-month period ended September 30, 2005, the Company sold its investment in Nahuelsat, recording a gain of US$ 50.000 for both Argentine GAAP and US GAAP.

f) Income taxes

f.1) Tax effects on US GAAP adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate.

f.2) Valuation allowance

This adjustment represents the partial reversal of the previously established valuation allowance related to Telecom Argentina, due to the outcome of the Debt Restructuring as described in Note 8 and based on current projections. Additionally, Personal has recorded under US GAAP the total reversal of its previously established valuation allowance based on current projections.

g) Minority interest

The adjustment represents the effect on minority interest of the foregoing reconciling items, as appropriate.

h) Accounting for stock transferred by the Argentine government to employees

Under Argentine GAAP, there are no specific rules governing the accounting to be followed by employers when a principal shareholder transfers shares to a company’s employees.

Under US GAAP, the Company has elected to follow Accounting Principles Board Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123. In accordance with AIN-APB No 25 “Accounting for Stock Issued to Employees - Accounting Interpretations of APB Opinion No 25”, the economic substance of a plan established by the principal stockholders is substantially the same for the company and the employee, whether the plan is adopted by the company or a principal stockholder. Consequently, the company should account for this type of plan when one is established or financed by a principal stockholder unless (1) the relationship between the stockholder and the company’s employee is one which would normally result in generosity, (2) the stockholder has an obligation to the employee which is completely unrelated to the latter’s employment, or (3) the company clearly does not benefit from the transaction. The rationale established in this Interpretation has been applied to other situations in which a principal stockholder undertakes transactions for the benefit of the company. Staff Accounting Bulletin (“SAB”) No. 79 (SAB Topic 5T) requires any transaction undertaken by a company’s principal stockholder for the benefit of the company to be accounted for according to its substance and not its form. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the company’s stock and the exercise price. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.

The Argentine government agreed to establish a Share Ownership Plan, principally for the benefit of the former employees of ENTel transferred to the Company. Under the terms of the plan, employees eligible to participate acquired the shares of the Company previously held by the Government for an amount significantly less than the

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

then market value of the shares as of the Transfer Date. This discount arises because the eligible employees were only required to pay cash for the shares in an amount equivalent to the cash portion of the proceeds received by the Argentine Government from Nortel. The purchase price formula was originally established during the privatization.

Had the Company been required by SEC regulations to include a reconciliation between Argentine GAAP and US GAAP for the fiscal year 1991, it would have included as a reconciling item a charge amounting to $465 in the statement of income. However, this charge represented a reclassification between equity accounts, and consequently, it had no impact on shareholders’ equity or cash flows determined under US GAAP. The charge was calculated based upon the difference between the estimated total price per share paid by Nortel as of the Transfer Date and the purchase price to be paid by eligible employees.

i) Indefinite-life intangibles impairment testing

As indicated in Note 4.k., the Company identified the PCS license as an indefinite life intangible. Under Argentine GAAP, indefinite life intangibles are not amortized but tested annually for impairment. The carrying value of these intangibles is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such assets are separately identifiable and less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. The Company concluded that an impairment loss was not necessary.

Under US GAAP, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), on January 1, 2002. The Company determined that its license met the definition of indefinite-lived intangible assets under SFAS 142. Under SFAS No. 142, indefinite-life intangibles are not amortized but subject to annual impairment testing or more frequent testing if an event occurs or circumstances change that would more likely than not reduce the fair value of the intangible asset below its carrying value. The Company has assessed the impairment of its PCS license under SFAS No. 142 in fiscal years 2004 and 2003. The impairment testing involves determining the fair market value of its PCS license and comparing the value with its carrying value. Based on this assessment, there was no impairment identified for the periods presented.

j) Recently issued accounting pronouncements

On November 7, 2003, the FASB issued the final FASB Staff Position (“FSP”) FAS 150-3, “Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests under FASB Statement No. 150 (“FAS 150”), Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”. The final FSP affects how public and nonpublic entities classify, measure, and disclose certain mandatorily redeemable non-controlling interests associated with finite-lived subsidiaries and mandatorily redeemable financial instruments and requires entities that have already adopted FAS 150 to rescind the adoption of certain provisions of FAS 150 and to permit them to present the adoption of the FSP either by restating previously issued financial statements or as a cumulative effect in the period of adoption. The Company has analyzed its financial instruments in light of FAS 150 and has determined that this statement is not applicable to its financial position and that the adoption of this statement has no impact on its consolidated statements. The classification and measurement provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests with finite lived subsidiaries are deferred for an indefinite period. The Company will continue to evaluate the impact of SFAS 150, if any, and any further clarifications that may result from SFAS 150.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” - An Amendment of APB Opinion No. 29. APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The adoption of SFAS No. 153 is not expected to have any impact on the Company’s current financial condition or results of operations.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” (“FAS 154”). FAS 154 changes the requirements for the accounting for, and reporting of, a change in accounting principle. Previously, most voluntary changes in accounting principles were required to be recognized by way of a cumulative effect adjustment within net income during the period of the change. FAS 154 requires retrospective application to prior periods financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is effective for accounting changes made in fiscal years beginning after December 15, 2005; however, the Statement does not change the transition provisions of any existing accounting pronouncements. The Company is currently analyzing the impact that the adoption of FAS 154 will have on the consolidated financial position, results of operations or cash flows.

16. Other financial statement information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP:

a.	Fixed assets, net

b.	Intangible assets, net

c.	Securities and equity investments

d.	Current investments

e.	Allowances and provisions

f.	Cost of services

g.	Foreign currency assets and liabilities

h.	Expenses

i.	Aging of assets and liabilities

(a) Fixed assets, net

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Land	118		—	—	—	(8)	110
Building	1,654		—	—	9	(47)	1,616
Transmission equipment	5,241		5	8	24	(39)	5,239
Switching equipment	3,922		2	2	121	(28)	4,019
Power equipment	534		—	1	7	(3)	539
External wiring	5,951		—	—	49	(38)	5,962
Telephony equipment and instruments	883		1	4	8	(2)	894
Cellular handsets given to customers at no cost	342
Vehicles	114		14	—	—	(1)	127
Furniture	108		1	—	—	—	109
Installations	446		—	—	3	—	449
Improvements in third parties buildings	102		—	1	3	—	106
Computer equipment	2,582		9	4	28	(10)	2,613
Work in progress	147	(*)	307	—	(252)	(2)	200

Fixed assets excluding materials	22,144		340	24	—	(181)	22,327

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Original value
Principal account	As of the beginning of year	Additions		Foreign currency translation adjustments	Transfers	Decreases	As of the end of the period
Materials	96	(**)	68	—	—	(45)	119

Total as of September 30, 2005	22,240		408	24	—	(a) (226)	22,446

Total as of September 30, 2004	21,818		312	12	—	(58)	22,084

(*)	Includes $127 transferred from materials.
(**)	Net of $127 transferred to fixed assets.

	Depreciation					Net carrying value as of September 30, 2005	Net carrying value as of December 31, 2004
Principal account	Accumulated as of the beginning of the year	Annual rate (%)	Amount	Decreases and transfers	Accumulated as of the end of the period
Land	—	—	—	—	—	110	118
Building	(745)	4 – 9	(54)	17	(782)	834	909
Transmission equipment	(3,600)	10 – 14	(329)	18	(3,911)	1,328	1,641
Switching equipment	(2,994)	10 – 14	(222)	39	(3,177)	842	928
Power equipment	(365)	10	(36)	6	(395)	144	169
External wiring	(3,880)	6	(230)	35	(4,075)	1,887	2,071
Telephony equipment and instruments	(744)	10 – 18	(40)	1	(783)	111	139
Cellular handsets given to customers at no cost	(337)	100
Vehicles	(98)	20	(5)	2	(101)	26	16
Furniture	(84)	10	(5)	1	(88)	21	24
Installations	(330)	10 – 25	(21)	—	(351)	98	116
Improvements in third parties buildings	(74)	2	(2)	—	(75)	30	28
Computer equipment	(2,094)	19 – 33	(161)	6	(2,249)	364	488
Work in progress	—	—	—	—	—	200	147

Fixed assets excluding materials	(15,345)		(1,114)	128	(16,331)	5,996	6,799
Materials	—		—	—	—	119	96

Total as of September 30, 2005	(15,345)		(b) (1,114)	(c) 128	(16,331)	(d) 6,115	(d) 6,895

Total as of September 30, 2004	(13,817)		(e) (1,199)	11	(15,005)	(d) 7,079

(a)	Includes $(29) corresponding to the reversal of capitalized foreign currency exchange differences included in Gain on debt restructuring and $(50) corresponding to the original value of the buildings held for sale included in Other assets.
(b)	Includes $(88) corresponding to the depreciation of capitalized foreign currency exchange differences and $(14) corresponding to foreign currency translation adjustments.
(c)	Includes $17 corresponding to the reversal of depreciation of capitalized foreign currency exchange differences, included in Gain on debt restructuring and $16 corresponding to the accumulated depreciation of the buildings held for sale, included in Other assets.
(d)	Includes $7 in September 2005, $6 in December 2004 and $4 in September 2004, corresponding to the net carrying value of the capitalized cost of asset retirement obligations.
(e)	Includes $(89) corresponding to the depreciation of capitalized foreign currency exchange differences and $(5) corresponding to foreign currency translation adjustments.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

(b) Intangible assets, net

	Original value
Principal account	As of the beginning of the year	Additions	Foreign currency translation adjustments	As of the end of the period
Software obtained or developed for internal use	431	-2	433
Debt issue costs	81	—	1	82
PCS license	662	—	—	662
Band B license (Paraguay)	123	—	8	131
Rights of use	69	—	—	69
Exclusivity agreements	98	—	—	98
Trademarks	8	—	—	8

Total as of September 30, 2005	1,472	—	11	1,483

Total as of September 30, 2004	1,440	—	5	1,445

	Amortization			Net carrying value as of September 30, 2005	Net carrying value as of December 31, 2004
Principal account	Accumulated as of the beginning of the year	Amount	Accumulated as of the end of the period
Software obtained or developed for internal use	(373)	(18)	(391)	42	58
Debt issue costs	(78)	(4)	(82)	—	3
PCS license	(71)	—	(71)	591	591
Band B license (Paraguay)	(89)	(17)	(106)	25	34
Rights of use	(23)	(3)	(26)	43	46
Exclusivity agreements	(60)	(4)	(64)	34	38
Trademarks	(5)	—	(5)	3	3

Total as of September 30, 2005	(699)	(a) (46)	(745)	738	773

Total as of September 30, 2004	(595)	(b) (88)	(683)	(762)

a)	An amount of $(25) is included in cost of services, $(2) in general and administrative expenses, $(7) in selling expenses, $(1) in financial results, net and $(2) in Gain on debt restructuring. Also includes $(9) corresponding to foreign currency translation adjustments.
b)	An amount of $(30) is included in cost of services, $(5) in general and administrative expenses, $(45) in selling expenses and $(4) in financial results, net. Also includes $(4) corresponding to foreign currency translation adjustments.

(c) Securities and equity investments

Issuer and characteristic of the securities	Type	Nominal value/Market value		Number of securities/ shares	Net realizable value as of September 30, 2005	Cost value as of September 30, 2005	Book value as of September 30, 2005	Book value as of December 31, 2004
CURRENT INVESTMENTS
Government bonds
Secured 2018 Bond			$1	8,399,999	12	9	12	10
Discount Peso Bond			$1	11,358,852	15	11	15	—
Discount US$ Bond		US$	1	3,894,131	13	11	13	—
Argentina 2004 Bond		US$	1		—	—	—	79
Other bonds		Euro	1		—	—	—	218

Total government bonds					40	31	40	307

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Issuer and characteristic of the securities	Type	Nominal value/Market value	Number of securities/ shares	Net realizable value as of September 30, 2005	Cost value as of September 30, 2005	Book value as of September 30, 2005	Book value as of December 31, 2004
Mutual funds
ROBLE$		$1.1	24,667,028	26	26	26	—
SUPERAHORRO$		$0.2	203,120,936	48	48	48	—
1784A$		$1.0	15,115,648	15	15	15	—
NUEVO RENTA$		$2.2	5,209,207	12	12	12	—
PREMIER RENTA$		$1.8	2,337,392	4	4	4	—
Other		$1		—	—	—	41

Total mutual funds				105	105	105	41

Equity investments
Intelsat Ltd.				—	—	—	8

Total equity investments				—	—	—	8

Total current investments				145	136	145	356

(d) Current investments

	September 30, 2005	Book value as of
		September 30, 2005	December 31, 2004
CURRENT INVESTMENTS
Time deposits
In foreign currency	$319	$319	$3,026
In Argentine pesos	102	102	304

Total current investments	$421	$421	$3,330

(e) Allowances and provisions

Items	Opening balances	Additions		Reclassifications	Deductions	As of September 30, 2005
Deducted from current assets
Allowance for doubtful accounts receivables	104		18	—	(19)	103
Allowance for obsolescence	3		—	—	(2)	1
Impairment loss on the Argentina 2004 bond	56		—	—	(56)	—

Total deducted from current assets	163	(a)	18	—	(77)	104

Deducted from non-current assets
Valuation allowance of net deferred tax assets	695		—	—	(489)	206
Allowance for doubtful accounts	4		2	—	—	6
Allowance for obsolescence	—		12	—	—	12

Total deducted from non-current assets	699	(b)	14	—	(489)	224

Total deducted from assets as of September 30, 2004	564	(c)	238	—	(6)	796

Included under current liabilities
Provision for commissions	14		49	—	(25)	38
Provision for contingencies	16		—	28	(7)	37

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Items	Opening balances	Additions		Reclassifications	Deductions	As of September 30, 2005
Total included under current liabilities	30	(a)	49	28	(32)	75

Included under non-current liabilities
Provision for contingencies	214		63	(28)	—	249

Total included under non-current liabilities	214	(b)	63	(28)	—	249

Total included under liabilities as of September 30, 2004	225	(d)	38	—	(12)	251

(a)	Included in selling expenses.
(b)	Included in other expenses, net.
(c)	Includes $1 in selling expenses, $57 in financial results, net, $178 in income tax expenses and $2 in other expenses, net.
(d)	Includes $10 in selling expenses and $28 in other expenses, net.

(f) Cost of services

	Nine-month periods ended September 30,
	2005	2004
Inventory balance at the beginning of the year	$82	$16
Plus:
Purchases	475	239
Holding results on inventories	(13)	(3)
Cellular handsets given to customers at no cost (a)	(1)	(2)
Replacements	(3)	(10)
Cost of services (Note 16.h)	2,245	2,003
Less:
Inventory balance at the end of the period	(149)	(90)

COST OF SERVICES	$2,636	$2,153

(a)	Under certain circumstances, the Company lends handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the Company and customers are generally obligated to return them at the end of the respective agreements.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Nine-month periods ended September 30,
	2005	2004
Handsets
Net sales	$219	$90
Cost of sales	(391)	(150)

Gross loss from handsets	$(172)	$(60)

Services
Net sales	$3,838	$3,121
Cost of sales	(2,245)	(2,003)

Gross profit from services	$1,593	$1,118

TOTAL GROSS PROFIT	$1,421	$1,058

(g) Foreign currency assets and liabilities

	As of September 30, 2005				As of December 31, 2004
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
Current assets
Cash and banks
Bank accounts	US$	4	2.91000	$12	$12
	G	4,220	0.0004739	2	1
Investments
Time deposits	US$	85	2.91000	246	1,507
	EURO	20	3.4981	71	1,515
	G	3,850	0.0004739	2	4
Government bonds	EURO	—	—	—	218
	US$	4	2.91000	13	79
Impairment loss on the Argentina 2004 bond	US$	—	—	—	(56)
Accounts receivable
	US$	13	2.91000	37	48
	G	45,906	0.0004739	22	41
Related parties	US$	2	2.91000	5	—
Other receivables
Tax credits	G	3,698	0.0004739	2	3
Prepaid expenses	US$	1	2.91000	2	2
	G	4,268	0.0004739	2	—
Others	US$	1	2.91000	2	11
	G	3,096	0.0004739	1	1
Non-current assets
Other receivables
Others	US$	2	2.91000	5	9

Total assets				$424	$3,395

Current liabilities
Accounts payable
Suppliers	US$	74	2.91000	$215	$170
	G	9,740	0.0004739	4	6
	SDR	1	4.2179	2	5
	EURO	3	3.4981	11	5
Advances from customers	G	7,624	0.0004739	4	2
Related parties	US$	—	—	—	14
Debt
Notes - Principal	US$	75	2.91000	219	644
	EURO	2	3.4981	7	4,709
		¥49	0.0256	2	—
Banks loans and others – Principal	US$	17	2.91000	50	1,026
		¥—	—	—	80
Fixed assets financing – Principal	US$	—	—	—	978

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	As of September 30, 2005				As of December 31, 2004
Items	Amount of foreign currency (i)		Current exchange rate	Amount in local currency	Amount in local currency
	EURO	—	—	—	157
		¥—	—	—	340
Accrued interest	US$	5	2.91000	15	369
	EURO	2	3.4981	7	851
		¥—	—	—	26
Penalty interest	US$	—	—	—	92
	EURO	—	—	—	71
		¥—	—	—	7
Salaries and social security payable
Vacation, bonuses and social security payable	G	2,713	0.0004739	2	—
Taxes payable
VAT	G	1,437	0.0004739	1	—
Income tax	G	12,857	0.0004739	6	1
Other liabilities
Other	US$	1	2.91000	2	1
Non-current liabilities
Accounts payable
Suppliers	US$	1	2.91000	4	7
Debt
Notes – Principal	US$	613	2.91000	1,785	—
	EURO	451	3.4981	1,577	—
		¥10,405	0.0256	266	—
Banks loans and others – Principal	US$	396	2.91000	1,152	1,260
Gain on discounting of debt	US$	(23)	2.91000	(67)	(41)
	EURO	(68)	3.4981	(237)	—
		¥(2,271)	0.0256	(59)	—
Derivatives	US$	9	2.91000	27	—
Taxes payable
Deferred tax liabilities	G	4,220	0.0004739	2	6
Other liabilities
Deferred revenue on sale of capacity	US$	10	2.91000	27	31

Total liabilities				$5,024	$10,817

(i)	US$ = United States dollars; SDR = Special drawing rights; G = Guaraníes; ¥ = Japanese Yen.

(h) Expenses

	Expenses			Nine-month period ended September 30, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$233	$95	$176	$504
Depreciation of fixed assets	961	34	105	1,100
Amortization of intangible assets	25	2	7	34
Taxes	99	8	18	125
Turnover tax	155	—	—	155
Maintenance, materials and supplies	167	10	35	212
Transportation and freight	9	4	20	33
Insurance	4	3	2	9
Energy, water and others	23	7	7	37
Bad debt expense	—	—	18	18
Interconnection costs	107	—	—	107
Cost of international outbound calls	72	—	—	72
Lease of circuits	34	—	—	34
Rental expense	32	2	9	43

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

	Expenses			Nine-month period ended September 30, 2005
	Cost of services	General and administrative	Selling
Fees for services	39	35	33	107
Advertising	—	—	97	97
Commissions	—	—	312	312
Roaming	88	—	—	88
Charges for termination of calls coming from other cellular operators	184	—	—	184
Others	13	2	33	48

Total	$2,245	$202	$872	$3,319

	Expenses			Nine-month period ended September 30, 2005
	Cost of services	General and administrative	Selling
Salaries and social security	$217	$70	$147	$434
Depreciation of fixed assets	1,022	31	141	1,194
Amortization of intangible assets	30	5	45	80
Taxes	76	6	17	99
Turnover tax	117	—	—	117
Maintenance, materials and supplies	121	3	32	156
Transportation and freight	6	3	17	26
Insurance	14	3	3	20
Energy, water and others	22	5	7	34
Bad debt expense	—	—	1	1
Interconnection costs	101	—	—	101
Cost of international outbound calls	60	—	—	60
Lease of circuits	27	—	—	27
Rental expense	28	2	9	39
Fees for services	22	45	19	86
Advertising	—	—	64	64
Commissions	—	9	157	166
Roaming	39	—	—	39
Charges for termination of calls coming from other cellular operators	90	—	—	90
Others	11	2	7	20

Total	$2,003	$184	$666	$2,853

(i) Aging of assets and liabilities

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	158	—	—	—	—	—	—
Not due
Fourth quarter 2005	564	467	66	803	299	53	146	21
First quarter 2006	2	9	5	—	—	10	—	4
Second quarter 2006	—	2	4	—	19	9	17	1
Third quarter 2006	—	—	16	—	12	22	—	2
Oct. 2006 thru Set. 2007	—	—	94	4	45	9	—	3
Oct. 2007 thru Set. 2008	—	—	6	—	138	6	—	10
Oct. 2008 thru Set. 2009	—	—	153	—	981	4	—	4
Oct. 2009 thru Set. 2010	—	—	2	—	1,130	3	—	4

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Date due	Investments	Accounts receivable	Other receivables	Accounts payable	Debt	Salaries and social security payable	Taxes payable	Other liabilities
Oct. 2010 thru Set. 2011	—	—	2	—	1,018	2	—	4
Oct. 2011 and thereafter	2	—	4	—	1,517	4	119	43
Not date due established	—	—	—	—	(363)	—	—	(3)

Total not due	568	478	352	807	4,796	122	282	93

Total as of September 30, 2005	568	636	352	(a) 807	4,796	122	282	93

Balances with indexation clauses	—	—	—	1	—	—	—	—
Balances bearing interest	566	171	—	—	4,796	—	—	—
Balances not bearing interest	2	465	352	806	—	122	282	93

Total	568	636	352	807	4,796	122	282	93

Average annual interest rate (%)	3.92	(c)	—	—	(b)	—	—	—

(a)	There are payables in kind that amounted to $1.
(b)	See Note 8.
(c)	$117 bear 50% over the Banco Nación Argentina notes payable discount rate and $54 bear 8.04%.

Date due	Investments	Accounts receivable	Other receivables	Accounts payable		Debt	Salaries and social security payable	Taxes payable	Other liabilities
Total due	—	123	—		—	6,505	—	—	—
Not due
Payable on demand	—	—	—		—	2,913	—	—	—
First quarter 2005	3,630	463	53		509	—	51	134	20
Second quarter 2005	—	23	3		—	9	12	17	2
Third quarter 2005	—	3	3		—	—	8	2	—
Fourth quarter 2005	—	—	19		—	7	8	—	—
Jan. 2006 thru Dec. 2006	—	—	11		1	53	13	1	3
Jan. 2007 thru Dec. 2007	—	—	4		1	78	6	4	5
Jan. 2008 thru Dec. 2008	—	—	2		1	296	5	—	5
Jan. 2009 thru Dec. 2009	—	—	76		1	350	3	—	5
Jan. 2010 thru Dec. 2010	—	—	2		1	337	2	—	4
Jan. 2011 and thereafter	2	—	133		2	146	4	—	49
Not date due established	—	—	—		—	(41)	—	—	—

Total not due	3,632	489	306		516	4,148	112	158	93

Total as of December 31, 2004	3,632	612	306	(a)	516	10,653	112	158	93

Balances with indexation clauses	—	20	—		5	—	—	—	—
Balances bearing interest	3,599	128	—		—	10,483	—	—	—
Balances not bearing interest	33	464	306		511	170	112	158	93

Total	3,632	612	306		516	10,653	112	158	93

Average annual interest rate (%)	2.28	(d)	—		—	—	—	—	—

(d)	$96 bear 50% over the Banco Nación Argentina notes payable discount rate, and $32 bear 9.44%.

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Notes to the Unaudited Consolidated Financial Statements

(In millions of Argentine pesos, except as otherwise indicated – See Note 3.c)

Valerio Cavallo Chief Financial Officer	Carlos Felices Chief Executive Officer	Amadeo R. Vázquez President

Review Report of Interim Financial Statements

To the Directors and Shareholders of

Telecom Argentina S.A.

1. We have reviewed the accompanying consolidated balance sheet of Telecom Argentina S.A. (“Telecom”) and its consolidated subsidiaries as of September 30, 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the nine month periods ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company’s management.

2. We conducted our reviews of these statements in accordance with Technical Resolution N° 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Our review report on the consolidated financial statements of Telecom as of September 30, 2004, dated November 10, 2004, included observations related to:

i. a departure from generally accepted accounting principles because the Company has discontinued the restatement of the consolidated financial statements in constant currency as from March 1, 2003. The Professional Council of Economics Sciences of the City of Buenos Aires (“CPCECABA”) required restatement for inflation until September 30, 2003. The estimated effects of not having performed the restatement into constant pesos from April 1 through September 30, 2003 has been quantified by the Company and included in Note 3.c.

ii. an uncertainty related to the effects of the suspension of principal and interest payments decided by the Board of Directors of Telecom and Telecom Personal S.A. (“Telecom Personal”, a wholly owned subsidiary of Telecom) and the outcome of the restructurings of the financial indebtedness of Telecom, Telecom Personal and its subsidiary Núcleo, and the preparation of the consolidated financial statements of Telecom as a going concern.

In connection with 3.i., as of September 30, 2005, this effect is no longer material to the consolidated financial statements of Telecom.

In connection with 3.ii., and as mentioned in Note 8 to the consolidated financial statements, this uncertainty has been resolved due to the completion of the restructuring process of Telecom (which occurred in August 2005) and Telecom Personal and Núcleo (which occurred in November 2004). Accordingly, our observations on the consolidated financial statements as of September 30, 2004, related to the uncertainty mentioned in this paragraph, differ from such originally reported.

4. Based on the work done and on our examination of Telecom’s consolidated financial statements for the year ended December 31, 2004 on which we issued our report dated March 8, 2005 (with qualifications as described in paragraphs 3.i. and 3.ii. of this review report), we report that:

a) the consolidated financial statements of Telecom as of September 30, 2005 and 2004, described in paragraph 1, prepared in conformity with generally accepted accounting principles (GAAP) in Argentina, as approved by the CPCECABA, consider all significant facts and circumstances which are known to us and we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of September 30, 2004);

b) comparative information included in the accompanying consolidated balance sheets, derives from Telecom’s consolidated financial statements for the year ended December 31, 2004.

5. Accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences is presented in Note 15 to the consolidated financial statements. Such information does not include disclosure of all information that would be required under US GAAP and SEC rules and regulations.

6. In compliance with current regulations, we report that:

a) the financial statements mentioned in paragraph 1 of this report have been transcribed to the Inventory and Balance Sheet book and are, as regards those matters that are within our competence, in conformity with relevant rules and regulations of the Commercial Corporation Law and CNV;

b) the financial statements of Telecom at September 30, 2005 arise from accounting records carried in all formal respects in accordance with current legal regulations;

c) we have read the Summary of Activity on the financial statements on which, as regards those matters that are within our competence, we have no observations to make other than the one indicated in paragraph 3.i. of this review report (only related to the financial statements as of September 30, 2004);

d) at September 30, 2005, the debt corresponding to withholdings and contributions to the Integrated Retirement and Survivors’ Benefit System according to the Company’s accounting records amounts to $9.431.789, none of which was claimable at that date.

Autonomous City of Buenos Aires, November 9, 2005.

PRICE WATERHOUSE & CO. S.R.L.

by
(Partner)
Juan C. Grassi

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Summary of Activity on the Unaudited Consolidated Financial Statements

as of September 30, 2005

(In millions of Argentine pesos, except as otherwise indicated)

1. General considerations

Telecom Argentina reached a consolidated net income of $1,623 million for the nine-month period ended September 30, 2005 (“9M05”) mainly due to the positive effect of $1,424 million as a consequence of the closing of the debt restructuring process of Telecom Argentina. Comparatively, consolidated net loss for the nine-month period ended September 30, 2004 (“9M04”) was $491 million.

Earnings/loss per share and ADR for 9M05 amounted to $1.65 and $8.25, respectively. In comparison, (loss) per share and ADR for 9M04 were $(0.50) and $(2.49), respectively.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 9M05 represented 37%, 9% and 40% of net sales, respectively; compared with 46%, 6% and (15%), respectively, for 9M04.

The expansion in the number of subscribers in the cellular telephony business has resulted in higher revenues but also increased costs, this latter mainly generated by higher amounts of agent commissions and subsidies in the sale of handsets. As a consequence, the Operating Profit before Depreciation and Amortization for 9M05 has remained at the same level as in 9M04 reaching $1,481 million.

	Nine-month periods ended September 30,
	2005	2004
Net sales	4,057	3,211
Cost of services	(2,636)	(2,153)

Gross profit	1,421	1,058
General and administrative expenses	(202)	(184)
Selling expenses	(872)	(666)

Operating income	347	208
Equity gain from related companies	7	(1)
Financial results, net	91	(622)
Other expenses, net	(108)	(69)
Gain on debt restructuring	1,424	—

Net income (loss) before income tax and minority interest	1,761	(484)
Income tax expense	(134)	(9)
Minority interest	(4)	2

Net income (loss)	1,623	(491)

Net income (loss) per share (in pesos)	1.65	(0.50)

2. Company activities

•	Consolidated net revenues

Consolidated net revenues for 9M05 totaled $4,057 million, an increase of $846 million, or 26%, compared with $3,211 million for 9M04, mainly as a consequence of the increase in revenues generated by the cellular and Internet businesses.

Fixed telephony (Voice, data and Internet)

Voice

In fixed telephony operations, local measured service revenues increased by $10 million to $387 million during 9M05. Domestic long distance (DLD) revenues increased by $12 million reaching $334 million. Revenues in both

I

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

services increased as a consequence of the higher traffic due to incremental demand and higher number of Lines in Service. Traffic in Domestic Long Distance service increased by 9% as a consequence of the implementation of new discount plans while local traffic increased by 1% mainly due to the increase of lines in service.

Total traffic volume (Local and DLD), measured in minutes, increased by 2%.

Monthly charges increased by $30 million, or 6%, to $501 million for 9M05, mainly due to the increase in customer lines that had reached 3,582,000, equivalent to an increase of 4%. It must be noted that the number of lines in service has recovered in 3Q05 to the same level it had as of December 2001, when the economic crisis began.

Revenues generated by interconnection services increased by $31 million, or 21%, to $181 million, mainly due to the increase in cellular traffic transported and terminated on the fixed line network.

Regarding international telephony activities, during 9MH05 revenues reached $167 million increasing by $9 million or 6%, mainly due to higher incoming and outgoing traffic partially offset by a decrease in rates.

Data transmission and Internet

Revenues generated by the data transmission and Internet business totaled $342 million, representing an increase of $34 million, or 11%, mainly due to the increase in revenues generated by the Internet business as a consequence of the increase in the number of ADSL clients. Since 4Q04, the Company has been experiencing a migration process of dial-up clients to ADSL services. This process has intensified and has resulted in lower dial-up traffic.

As of September 30, 2005 total lines in service with ADSL connections amounted to 188,000, an increase of 75,000, or 66%. The number of Arnet’s ADSL subscribers reached approximately 129,000, increasing by 84% while Internet dial-up customers reached approximately 137,000, decreasing 12%. Internet dial-up minutes represented 27% of total traffic measured in minutes transported over the fixed-line network.

Cellular Telephony

The cellular market in Argentina has grown rapidly during the last months helped by the evolution of the GSM technology and the introduction of new value added services and handsets that has resulted in a substantial increase in the total number of subscribers and penetration.

In this environment, total cellular subscribers of Personal in Argentina reached approximately 5,308,000 as of September 30, 2005, representing an increase of approximately 1,933,000 customers, or 57%. This increase in the client base was fueled by an impressive growth in the number of GSM subscribers, which currently represent 51% of the total customer base.

The customer base in Argentina as of September 30, 2005 amounted to approximately 3,579,000 prepaid subscribers, representing 67% of the total customer base, and approximately 1,729,000 post-paid subscribers, representing the remaining 33% (including clients of “Cuentas Claras” a hybrid prepaid/postpaid product). These percentages were 76% and 24%, respectively, as of September 30, 2004. The substantial improvement of the composition of the customer base is a consequence of the strategy of Personal in Argentina to focus in the acquisition of high-end clients and to increase the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Revenues of Personal in Argentina, after inter-company eliminations, reached $1,763 million increasing by $679 million, or 63%, mainly due to the higher number of subscribers, to the increase in total traffic, to incremental use of value added services and to the increase in sales of handsets.

The average monthly revenue per customer in Argentina increased to $36 or 3% when compared with 9M04 notwithstanding the significant increase in the number of clients. Additionally, total cellular traffic increased by 53% when compared with 9M04.

II

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Nucleo, Personal’s subsidiary that provides cellular services in Paraguay, generated $155 million in revenues during 9M05 that represent an increase of $34 million, or 28%. The revenues of Nucleo are consolidated into the mobile telephony business together with the revenues of Personal.

As of September 30, 2005, Nucleo had approximately 591,000 customers an increase of 133,000, or 29%. Nucleo’s postpaid subscribers increased by 20% reaching 112,000 clients, representing 19% of the customer base. Prepaid customers increased by 31% reaching 479,000, equivalent to 81% of the customer base.

Directories publishing

Publicom sales increased by $9 million or 113% reaching $17 million due to higher sales of advertising space and the acquisition of new customers.

	Nine-month periods ended September 30,
	2005	2004
National fixed telephone service	1,613	1,532
International telephone service	167	158
Data transmission	112	114
Internet	230	194

Fixed telephony	2,122	1,998
Wireless	1,918	1,205
Directories publishing	17	8

Total net sales	4,057	3,211

•	Operating costs

The cost of services provided, administrative expenses and selling expenses for 9M05 increased by $707 million, or 24%, to $3,710 million. The evolution of costs is mainly related to the increase in sales and competition in the mobile telephony business in Argentina. As an example of this, subscriber acquisition cost (including handset subsidies, agent commissions and advertising) increased by $240 million or 152% reaching $398 million.

Salaries and social security contributions increased by $70 million, or 16%, to $504 million primarily due to the increase in salaries. As of September 30, 2005, the headcount totaled 14,369 compared to 14,263 as of September 30, 2004. The increase in headcount is also related to the expansion of the cellular business.

Taxes reached $280 million, an increase of $64 million when compared with 9M04 due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator, the latter, in the cellular telephony activity.

The allowance for doubtful accounts increased to $18 million, equivalent to 0.4% of revenues. The increase of $17 million is mainly due to a lower level of recovery of past due receivables in the fixed telephony business and a slight increase of uncollectables in the postpaid cellular telephony after the significant expansion of the customer base.

Sales commissions increased by $132 million, or 107%, to $255 million for 9M05, mainly as a consequence of the commissions paid for new customers and higher sales of prepaid cards in the cellular business.

Costs related to advertising increased by $33 million or 52% to $97 million, as Personal and Arnet continued with their promotions and media advertising campaigns.

The cost of cellular handsets increased by $241 million reaching $391 million mainly due to the increase in handset sales as the number of subscribers in the market has increased substantially.

TLRD (termination charges in third parties cellular networks) and roaming cost increased by $143 million reaching $272 million, due to the increase in traffic among cellular operators.

III

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Depreciation of fixed and intangible assets decreased by $140 million, or 11%, to $1,143 million during 9M05 as a consequence of the end of the amortization period of certain assets in the fixed telephony business.

	Nine-month periods ended September 30,
	2005	2004
Salaries and social security	(504)	(434)
Taxes	(125)	(99)
Turnover tax	(155)	(117)
Maintenance, materials and supplies	(212)	(156)
Transportation and freight	(33)	(26)
Bad debt expense	(18)	(1)
Interconnection costs	(107)	(101)
Cost of international outbound calls	(72)	(60)
Lease of circuits	(34)	(27)
Fees for services (*)	(107)	(86)
Advertising	(97)	(64)
Cost of cellular handsets	(391)	(150)
Commissions	(312)	(166)
Roaming	(88)	(39)
Charges for termination of calls coming from other cellular operators	(184)	(90)
Others	(137)	(113)

Subtotal	(2,576)	(1,729)
Depreciation of fixed assets	(1,100)	(1,194)
Amortization of intangibles assets	(34)	(80)

Operating costs	(3,710)	(3,003)

(*)	Includes (31) in September’04 corresponding to fees for debt restructuring.

•	Financial results, net

The gain resulting from net financial results reached $91 million for 9M05 as compared to a loss of $622 million in 9M04. The difference can be largely attributed to the $711 million registered as net currency exchange differences. The gain was a consequence of the effect of the appreciation of the Argentine Peso against the Euro and the Dollar on the net financial debt of the Company.

•	Other expenses, net

Other expenses (net) increased by $39 million, or 57%, to $108 million for the 9M05 mainly as a consequence of higher provisions for lawsuits and other contingencies partially compensated by lower severance charges.

•	Net financial debt (nominal value) and gain on debt restructuring

On August 31, 2005, Telecom Argentina successfully completed its debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the Outstanding Debt, in accordance with the terms of the Acuerdo Preventivo Extrajudicial entered into by Telecom Argentina and its financial creditors (the “APE”), resulting in the extinguishment of all Outstanding Debt pursuant to the APE. The Company also made prepayments on the new Notes issued pursuant to the APE, further strengthening it post-restructuring debt profile.

As a consequence of the successful Closing of the Debt Restructuring of Telecom Argentina, the Company has registered in 3Q05 a profit of $1,424 million pesos mainly due to forgiveness of principal of $167 million, forgiveness of interest (contractual and penalty) of $984 million and effect of the net present value of $352 million. This gain was partially compensated by charges related to exchange differences, accelerated amortization of expenses for the debt issuance and other expenses that amounted to $79 million.

IV

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The nominal value of Net Debt (Loans minus Cash and Banks plus Investments) decreased by $2,582 million, or 36%, to $4,545 million for 9M05 compared with 9M04 ($7,127 million), mainly as a consequence of the reduction of the debt due to the successful restructuring of Telecom Argentina and the positive cash flow generation of the Group.

•	Investments

Of the total amount of $340 million invested in fixed assets during 9M05, $149 million, or 44%, corresponds to fixed-line telephony, data transmission and Internet, and $191 million or 56% to the cellular business.

Additionally, during 9M05 the Company has invested $68 million in materials (of which $43 correspond to cellular telephony) that in a short period will be classified as investments in fixed assets.

•	Other matters

Creation of a Global Program of Personal

On October 6, 2005, the Ordinary and Extraordinary Shareholders Meeting of Personal resolved the creation of a Global Program for the issuance of Simple, Unsecured Notes, up to the maximum outstanding at any time of US$500,000,000 or its equivalent in other currencies. Additionally, the Company requested to the Comisión Nacional de Valores the authorization for Personal to enter in the public offer regime, and the authorization of the Global Program, in order to be in condition to obtain the authorization of public offer of Notes that will be issued under such program.

The Board of Directors of Personal assumed the commitment that the issuance of new debt will be made under the Global Program and up to the maximum amount and in strict compliance with the commitments assumed by Personal and Telecom Argentina with its financial creditors in the respective debt restructuring documents.

3. Summary comparative consolidated balance sheets

	As of September 30,
	2005	2004	2003	2002	2001
Current assets	1,476	4,416	2,589	2,283	2,819
Non current assets	7,138	8,100	9,381	11,452	12,061

Total assets	8,614	12,516	11,970	13,735	14,880

Current liabilities	1,493	11,465	9,981	12,478	3,802
Non current liabilities	4,931	321	343	144	5,810

Total liabilities	6,424	11,786	10,324	12,622	9,612

Minority interest	36	30	23	8	27
Foreign currency translation adjustments	29	23	27	39	—
Shareholders’ equity	2,125	677	1,596	1,066	5,241

Total liabilities, minority interest, foreign currency translation adjustments and Shareholders’ equity	8,614	12,516	11,970	13,735	14,880

4. Summary comparative consolidated statements of operations

	Nine-month periods ended September 30,
	2005	2004	2003	2002	2001
Net sales	4,057	3,211	2,711	3,151	5,356
Operating costs	(3,710)	(3,003)	(2,687)	(3,294)	(4,606)

Operating income (loss)	347	208	24	(143)	750
Equity gain (loss) from related companies	7	(1)	2	(18)	(5)

	Nine-month periods ended September 30,
	2005	2004	2003	2002	2001
Amortization of goodwill	—	—	—	(10)	(13)

V

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Nine-month periods ended September 30,
	2005	2004	2003	2002	2001
Financial results, net	91	(622)	529	(5,862)	(365)
Other expenses, net	(108)	(69)	(138)	(115)	(109)
Gain on debt restructuring	1,424	—	375	—	—

Net income (loss) before income tax and minority interest	1,761	(484)	792	(6,148)	258
Income tax benefit (expense), net	(134)	(9)	—	1,990	(116)
Minority interest	(4)	2	(13)	21	—

Net income (loss)	1,623	(491)	779	(4,137)	142

Net income (loss) per share (in pesos)	1.65	(0.50)	0.79	(4.20)	0.14

5. Statistical data (in physical units)

Fixed telephone service

September 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Installed lines	3,825,809	4,214	3,800,672	(738)	3,800,604	304	3,802,400	6	3,796,460	13,624
Lines in service (a)	3,906,212	52,651	3,749,964	49,342	3,622,749	44,192	3,610,130	(22,129)	3,892,229	(21,913)
Customers lines	3,582,437	48,418	3,453,026	43,765	3,327,514	42,444	3,310,342	(20,921)	3,586,679	(28,937)
Public phones installed	83,951	189	83,286	1,875	79,446	86	79,497	(182)	82,574	(158)
Percentage of lines connected to digital exchanges	100,0	—	100,0	—	100,0	—	100,0	—	100,0	—
Lines in service per 100 inhabitants (b)	20,6	0,2	19,9	0,2	19,4	0,2	19,6	(0,1)	21,3	(0,2)
Lines in service per employee	345	5	328	5	342	10	326	(1)	379	1

(a)	Includes direct inward dialing numbers that do not occupy lines installed capacity.
(b)	Corresponding to the northern region of Argentina.

Cellular telephone service

Personal

September 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	1,729,000	240,000	768,000	142,600	407,000	1,600	510,000	(60,000)	784,000	(45,900)
Prepaid subscribers	3,579,000	255,000	2,607,000	131,000	2,018,000	169,100	1,642,000	95,500	1,410,000	59,500

Núcleo

September 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	112,000	5,000	92,000	4,000	75,000	1,400	76,000	(1,600)	64,000	6,600
Prepaid subscribers	479,000	19,000	365,000	(22,700)	444,000	1,700	469,000	2,300	414,000	37,600

Internet

September 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Dial Up subscribers	129,700	(8,700)	149,500	(1,200)	148,700	2,200	143,200	(9,900)	246,600	(8,900)

VI

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

September 30,	2005		2004		2003		2002		2001
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
ADSL subscribers	184,200	25,200	110,800	17,200	62,100	8,400	38,600	3,400	17,000	8,100

6. Consolidated ratios

September 30,	2005	2004	2003	2002	2001
Liquidity (1)	0.99	0.39	0.26	0.18	0.74
Solvency (2)	0.34	0.06	0.16	0.09	0.55
Locked up capital (3)	0.83	0.65	0.78	0.83	0.81

(1)	Current assets/Current liabilities.
(2)	Shareholders’ equity plus minority interest and temporary differences from translation/Total liabilities.
(3)	Non current assets/Total assets.

7. Outlook

During the 3Q05 the main variables of the Argentine economy continued to show positive trends. The indicators of production output and economic activity continued to show a positive evolution, and in some cases with important levels of growth. With respect to the evolution of prices and inflation, indications of acceleration in the rhythm of price increases started to arise, after a period of two years of very low inflation. Monetary and economic authorities, together with the population in general, showed concerns on this issue, and took concrete actions to neutralize this effect, and achieved a deceleration in the evolution of prices. These actions could affect the positive performance of the Argentine economy. Meanwhile, as a result of the increase of tax collection and to the control of expenditure, fiscal results continued to show important levels of surplus. It must be pointed out that the latter has shown an increase due to wages increases granted to people working in the public sector and to the passive sector.

With respect to the operations of the Telecom Group, as in previous quarters, the fixed-line business continued to register increases in the number of lines in service and levels of traffic. Notwithstanding, the effect of the freeze of the fixed line tariffs enforced by the Government limits any potential absorption of incremental costs caused by the inflationary effect. It must be noted that the resolution of the renegotiation of the Transfer Agreement with the National authorities continues to be a pending issue.

The cellular business continued with the sustained growth of the customer base and the levels of traffic, although the market environment is highly competitive. This implied a substantial growth in sales and an increase in commercial costs, mainly vendor commissions and handset subsidies, although this permitted to capture a higher number of customers, but affected the margin of the business.

Regarding the debt of Telecom Argentina, on August 31, 2005 the Company successfully completed its debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the outstanding debt, in accordance with the terms of the APE. As a consequence, the Company recorded an unusual gain of $1,424 millions.

The closing of the debt restructuring process was the necessary step so the Telecom Group could continue to work hard in order to improve the quality of its service and its market position, to gain operating efficiency that all together will allow to address the increasing demand of the telecommunications market. This will allow the Company to continue undertaking important investment projects in areas and services that have the potential to contribute a substantial increase in the generation of operating cash flow of the Telecom Group. The Company expects that such actions will result in the improvement in the levels of profitability.

Amadeo R. Vázquez
President

VII

TELECOM ARGENTINA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Corporate Information

•	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

•	STOCK MARKET INFORMATION (Source: Bloomberg)

BCBA

	Market quotation ($/share)	Volume of shares
Quarter	High	Low	traded (in million)
September’04	6.48	5.16	25.6
December’04	6.60	5.78	28.3
March’05	8.65	6.00	32.2
June’05	7.50	6.59	23.3
September’05	7.46	6.55	55.3

NYSE

	Market quotation (US$/ADR*)	Volume of ADRs
Quarter	High	Low	traded (in million)
September’04	10.92	8.49	12.1
December’04	11.11	9.60	15.7
March’05	14.63	10.20	29.1
June’05	13.18	11.37	14.5
September’05	13.27	11.20	27.6

*	Calculated at 1 ADR = 5 shares

•	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina

Telecom Argentina S.A.

Investor Relations Departments

Alicia Moreau de Justo 50, 10th Floor

(1107) Ciudad Autónoma de Buenos Aires

Tel.: 54-11-4968-4000

Argentina

Outside Argentina

Morgan Guaranty Trust Co.

ADR Department

60 Wall Street

New York, New York 10260-0060

USA

Tel.: 1-212-648-9935

•	INTERNET http://www.telecom.com.ar

•	DEPOSIT AND TRANSFER AGENT FOR ADRs

JP Morgan Chase Bank

4 New York Plaza, Wall Street

New York, 212-623-1546

USA

Item 4 FOR IMMEDIATE RELEASE

Market Cap: P$7,7 billion
(March 9, 2006)

Contacts:

Pedro Insussarry

Pablo Caride

Telecom Argentina

(54-11) 4968-3743/3602

TELECOM ARGENTINA S.A. ANNOUNCES

CONSOLIDATED ANNUAL AND

FOURTH QUARTER RESULTS (“4Q05”)

FOR FISCAL YEAR 2005 (“FY05”)*

SUMMARY OF MAJOR EVENTS AND DEVELOPMENTS

•	During FY05 the following results were achieved:

➢	Net Revenues increased by P$1.224 million (+27% vs. FY04) reaching P$5.718 million mainly due to the significant expansion of the mobile business.

➢	Operating Profit before Depreciation and Amortization reached P$2.002 million (-P$44 million or -2% vs FY04) as a consequence higher commercial costs due to the expansion of the cellular business and the inflationary pressure evidenced in the overall cost structure of the Company,

➢	The Net Income was P$1.334 million (+P$2.000 million vs FY04), as a consequence of the extraordinary gain of P$1.424 million registered as a result of the Telecom Argentina’s financial debt.

➢	Shareholders Equity as of December 31, 2005 amounted to P$1.836 million. However, Retained Earnings continued to be negative by P$2.469 million.

•	The nominal value of the Net Financial Debt as of December 31, 2005 reached P$4.505 million (- P$2.527 million or -36% vs. FY04).

➢	The Ratio of Net Financial Debt to Operating Profit before Depreciation and Amortization for the last 12 months decreased to 2.2 from 3.4 as of December 31, 2004.

	As of December 31
	2005	2004	Δ	Δ%
Consolidated net revenues (in MM P$)	5.718	4.494	1.224	27%
Fixed Telephony	2.871	2.718	153	6%
Cellular	2.797	1.733	1.064	61%
Directories edition	50	43	7	16%
Operating Profit before D&A (in MM P$)	2.002	2.046	(44)	-2%
Operating Profit (in MM P$)	504	400	104	26%
Net income/(Loss) (in MM P$)	1.334	(666)	2.000	-300%
Shareholder's equity (in MM P$)	1.836	502	1.334	266%
Net financial debt - Nominal value (in MM P$)	4.505	7.032	(2.527)	-36%
CAPEX (in MM P$)	553	425	128	30%
Lines in service (Fixed lines -in thousands)	3.950	3.790	160	4%
Cellular customers (in thousands)	6.801	4.337	2.464	57%
Telecom Personal	6.150	3.835	2.315	60%
Núcleo (Paraguay)	651	502	149	30%
ADSL Total lines (in thousands)	226	128	98	77%
Arnet subscribers (in thousands)	287	233	54	23%
Dial-up and others	125	152	(27)	-18%
ADSL	162	81	81	100%
Fixed line traffic (in MM minutes, Internet Traffic not included)	16.949	16.642	307	2%
Incoming/Outgoing cellular traffic in Argentina (in MM minutes)	5.578	3.602	1.976	55%
Average Revenue per user (ARPU) Fixed Telephony/voice (in P$)	40	40	0	0%
Average Revenue per user (ARPU) Cellular Telephony Arg. (in P$)	36	35	1	3%

*	Non-financial data unaudited.

www.telecom.com.ar

1

Item 4

Buenos Aires, March 9, 2006 – Telecom Argentina (BASE: TECO2, NYSE: TEO), one of Argentina's largest telecommunications groups, announced today consolidated net income of P$1,334 million for the fiscal year ended December 31, 2005 (“FY05”) mainly due to the positive effect of P$1,424 million as a consequence of the closing of the debt restructuring process of Telecom Argentina. Comparatively, consolidated net loss for fiscal year 2004 (“FY04”) was P$666 million. Consolidated net loss for the fourth quarter of fiscal year 2005 (“4Q05”) was P$289 million, due in part to the depreciation of the Argentine Peso. Comparatively, consolidated net loss for the fourth quarter of fiscal year 2004 (“4Q04”) was P$175 million.

Earnings/loss per share and ADR for FY05 amounted to P$1.36 and P$6.78, respectively. In comparison, (loss) per share and ADR for FY04 were P$(0.68) and P$(3.38), respectively. Earnings/loss per share and ADR for 4Q05 amounted to P$(0.29) and P$(1.47), respectively. In comparison, (loss) per share and ADR for 4Q04 were P$(0.18) and P$(0.89), respectively.

Consolidated net revenues for FY05 totaled P$5,718 million, an increase of P$1,224 million, or 27%, compared with P$4,494 million for FY04, mainly as a consequence of the increase in revenues generated by the cellular business.

Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for FY05 represented 35%, 9% and 23% of net revenues, respectively; compared with 46%, 9% and (15%), respectively, for FY04. Operating profit before depreciation and amortization, operating profit/(loss) and net income/(loss) for 4Q05 represented 31%, 9% and (17%) of net revenues, respectively; compared with 44%, 15% and (14%), respectively, for 4Q04.

The strong expansion evidenced in the cellular market, resulted in a substantial increase in subscriber acquisition costs (including handset subsidies, agent commissions and advertising) eroding the operational margins.

Company Activities

Evolution of Consolidated Net Revenues

    (FY05 vs. FY04)

The evolution of Consolidated Net Revenues for the different activities was as follows:

Fixed Telephony

In fixed telephony operations, local measured service revenues increased by P$6 million to P$524 million. Domestic long distance (“DLD”) revenues increased by P$8 million reaching P$449 million. Revenues in both services increased as a consequence of a higher number of lines in service.

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2

Total traffic volume (Local and DLD) measured in minutes increased by 2% compared to FY04.

Monthly charges increased by P$41 million, or 6%, to P$676 million, mainly due to the increase in customer lines that had reached 3,625,000, equivalent to an increase of 4%. It must be noted that the number of lines in service recovered by the end of 2005 to the same level it had as of December 2001, when the economic crisis began.

Revenues generated by interconnection services increased by P$44 million, or 21%, to P$254 million, mainly due to the increases in cellular traffic transported and terminated on Telecom’s fixed line network.

During FY05 international telephony activities generated revenues of P$224 million, increasing by P$9 million or 4%. This increase was mainly due to higher incoming and outgoing traffic partially offset by a decrease in prices.

Internet and Data Transmission

Revenues generated by the data transmission and Internet business totaled P$467 million, representing an increase of P$51 million, or 12%, due to the increase in ADSL connections as a consequence of commercial policies, an enhanced portfolio of products and an increased coverage of the services.

As of December 31, 2005, total lines in service with ADSL connections amounted to 226,000, an increase of 98,000, or 77%. ADSL subscribers with Telecom ISP reached approximately 162,000, increasing by 100% while Internet dial-up customers reached approximately 125,000, decreasing 18%. In addition, migration of customers to ADSL connections has caused a decrease in dial-up traffic.

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3

Cellular Telephony

The economic environment and the implementation of new technologies and state-of-the-art services fueled the significant growth in the cellular market, increasing penetration to over 50% of the population. This resulted in the increase of the customer base and consumption of cellular services.

In this context, total cellular subscribers of Telecom Personal in Argentina reached approximately 6,150,000 as of December 31, 2005, representing an increase of approximately 2,315,000 customers, or 60%. This increase in the client base was fueled by an significant growth in the number of GSM subscribers, which currently represents 64% of the total customer base.

The customer base in Argentina as of December 31, 2005 amounted to approximately 4,038,000 prepaid subscribers, representing 66% of the total customer base, and approximately 2,112,000 postpaid subscribers, representing the remaining 34% (including clients of “Cuentas Claras” a hybrid prepaid/postpaid product). These percentages were 74% and 26%, respectively, as of December 31, 2004. The substantial improvement in the composition of the customer base resulted from the strategy of Telecom Personal in Argentina of focusing in the acquisition of high-value subscribers and increasing the participation in the postpaid services, among them the “Cuentas Claras” product, taking into account the current demand of the cellular market.

Telecom Personal in Argentina revenues, after inter-company revenue elimination, reached P$2,797 million, increasing by P$1,064 million, or 61%. This growth is explained by the increase in the customer base, total traffic, and sales of handsets.

In spite of the strong competition, the average monthly revenue per customer in Argentina increased to P$36, or 3%, when compared with FY04. Additionally, total cellular

www.telecom.com.ar

4

traffic increased by 55% when compared with FY04. Outgoing SMS grew from an average of 33 million per month in FY04 to an average of 243 million per month in FY05.

Núcleo, Telecom Personal’s controlled subsidiary that provides cellular services in Paraguay, generated the equivalent of P$221 million in revenues during FY05 representing an increase of P$55 million, or 33%.

As of December 31, 2005, Núcleo had approximately 651,000 customers, an increase of 149,000, or 30%. Nucleo’s postpaid and “Cuentas Claras” subscribers increased by 29% reaching 121,000 clients, representing 19% of the customer base. Prepaid customers increased by 30%, reaching 530,000, equivalent to 81% of the customer base. GSM subscribers as of December 31, 2005 represented 43% of the subscriber base.

Directories

Publicom sales increased by P$7 million, or 16%, reaching P$50 million due to the higher advertising space sales and the acquisition of new customers. Customer base grew by 39% in FY05.

Evolution of Operating Costs

The cost of services provided, administrative expenses and selling expenses for FY05 totaled P$5,214 million, which represented an increase of P$1,120 million or 27%. The evolution of costs is mainly related to the increase in sales, the effect of inflation in the overall cost structure and the competition in the mobile telephony business in Argentina. For example, subscriber acquisition costs (including handset subsidies, agent commissions and advertising) increased by P$391 million, or 157%, reaching P$640 million.

Salaries and social security contributions increased by P$92 million, or 16%, to P$685 million primarily due to the increase in salaries. As of December 31, 2005, the headcount totaled 14,542 employees compared to 14,053 employees as of December 31, 2004. The increase in headcount is also related to the expansion of the cellular business.

Taxes reached $395 million, an increase of $94 million when compared with FY04 due to the impact of taxes that are calculated on the basis of revenues and higher fees paid to the regulator in connection with the cellular telephony activity.

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5

The allowance for doubtful accounts increased to P$29 million, equivalent to 0.5% of net revenues.

Sales commissions increased by P$209 million, or 118%, to P$386 million for FY05, mainly as a consequence of the commissions paid for the acquisition of new customers and higher sales of prepaid cards, primarily in the cellular business.

Costs related to advertising increased by P$59 million, or 63%, to P$152 million, mainly due to higher media advertising expenses for the cellular and Internet businesses.

The cost of cellular handsets increased by P$376 million reaching P$613 million mainly due to the increase in handset sales related to the expansion of the subscriber base.

TLRD (termination charges in third parties cellular networks) and roaming costs increased by P$184 million reaching P$386 million, due to the increase in traffic among cellular operators.

Depreciation of fixed and intangible assets decreased by P$148 million, or 9%, to P$1.498 million during FY05 as a consequence of the end of the amortization period of certain assets in the fixed telephony business.

Financial and Holding Results

The Financial and Holding Results resulted in a loss of P$306 million for FY05 that compares to a loss of P$1.172 million in FY04. The difference can be largely attributed to the P$865 million gain registered as net currency exchange differences. The gain was mainly as a consequence of the fluctuation of the Peso-to-Euro exchange rate during FY04 and FY05.

Other Expenses

Other expenses (net) increased by P$87 million, or 112%, to P$165 million mainly as a consequence of higher provisions for lawsuits and other contingencies.

Net Financial Debt (Nominal Value) - Debt Restructuring Results

On August 31, 2005, Telecom Argentina successfully completed its debt restructuring process by issuing the new Notes and paying the cash consideration in exchange for the Outstanding Debt, in accordance with the terms of the Acuerdo Preventivo Extrajudicial entered into by Telecom Argentina and its financial creditors (the “APE”), resulting in the extinguishment of all Outstanding Debt pursuant to the APE. The Company also made prepayments on the new Notes issued pursuant to the APE, further strengthening it post-restructuring debt profile.

As a consequence, the Company has registered a profit of P$1,424 million in 3Q05.

The nominal value of Net Debt (Loans minus Cash and Banks plus Investments) decreased by P$2,527 million, or 36%, to P$4,505 million for FY05 compared to P$7,032 million in FY04, mainly as a consequence of the debt reduction due to the successful restructuring of Telecom Argentina and the positive cash flow generation in FY05.

Telecom Personal Debt Refinancing

On December 22, 2005, Telecom Personal successfully concluded the refinancing of all the debt instruments issued as a consequence of its financial restructuring

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6

process. The new debt incurred in this refinancing transaction was approximately US$381 million. The main objective of this transaction was to improve the amortization profile of the debt and to eliminate certain restrictions affecting the ability of Telecom Personal to continue developing its growing cellular business.

Capital Expenditures

Of the total amount of P$553 million invested in fixed assets during FY05, P$260 million, or 47%, corresponds to fixed-line telephony, data transmission and Internet, and P$293 million or 53% to the cellular business. The most significant Expenditures in the cellular business are related to the development and expansion of the GSM network.

Note: Materials and supplies not included

Others matters

On March 6, 2006 the Company subscribed a Letter of Understanding with the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”) on behalf of the Argentine government.

Among the terms agreed upon, the Telecom Group committed to continue making investments in its network, the termination charge for incoming international calls will be increased and the hour bands for off-peak local tariffs will be reduced.

The technical control entities (the Comision Nacional de Comunicaciones and the UNIREN) have determined that Telecom Argentina has complied with the obligations contemplated in the Transfer Agreement, observing only certain breaches that have been subject to the respective penalty procedures and that are still pending resolution, and that such issues that are related to the normal and ordinary development of the activities as licensee.

In addition, the Company and its indirect shareholders Telecom Italia SpA and the W de Argentina - Inversiones, S.L., assume certain commitments related to demands presented or that could be presented in relation to the effects of Law Nº25.561 (Public Emergency Law).

The parties agree to comply and maintain the contractual conditions established in the Transfer Agreement and in the current regulation.

Finally, the Executive Branch compromises its efforts to develop an adequate and homogeneous regulatory framework for the telecommunication industry. To that effect, a bill will be presented to the Legislative Branch.

Bondholders’ Meeting - Consent Solicitation

Aiming to eliminate certain restrictions affecting the subsidiary Telecom Personal, Telecom Argentina has summoned to Holders of Notes to attend an Extraordinary Meeting to be held on March 27, 2006, in order to deal with some amendments to the covenants of the Notes issued under the Indenture dated August 31, 2005.

The Company is soliciting authorizations from holders of its Notes, authorizing representatives to vote in favor of the proposed modifications. The solicitation period will expire in March 17, 2006.

***********

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7

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers directly or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. ("Nortel"), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom's common stock. Nortel is a holding company where the common stock (approximately 68% of capital stock) is owned by Sofora Telecomunicaciones S.A.. Additionally, the Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

On December 31, 2005, Telecom had 984,380,978 shares outstanding.

(*)	Employee Stock Ownership Program

For more information, please contact the Financial Planning & Investor Relations Department:

Pedro Insussarry

54-11-4968-3743

pinsussa@ta.telecom.com.ar

Mariano Martire

54-11-4968-3718

mmartire@ta.telecom.com.ar

Gastón Urbina

54-11-4968-6236

gurbina@ta.telecom.com.ar

Voice Mail: 54-11-4968-3628

Fax: 54-11-4313-5842

For information about Telecom Group services visit:

www.telecom.com.ar

www.telecompersonal.com.ar

www.arnet.com.ar

www.highway.arnet.com.ar

www.paginasamarillas.com.ar

www.telecom.com.ar

8

Item 4

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to the impact of emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

www.telecom.com.ar

9

TELECOM ARGENTINA S.A.

Consolidated information

TWELVE MONTH PERIOD AND FOURTH QUARTER- FISCAL YEAR 2005.

(In millions of Argentine pesos, except statistical data)

1-	Consolidated Balance Sheet

	Dec-31 2005	Dec-04 2004	Δ $	Δ %
Cash, equivalents and investments	642	3,662	(3,020)	-82%
Trade receivables	705	612	93	15%
Other current assets	185	159	26	16%

TOTAL CURRENT ASSETS	1,532	4,433	(2,901)	-65%

Fixed & Intangible assets	6,723	7,668	(945)	-12%
Other non-current assets	292	221	71	32%

TOTAL NON-CURRENT ASSETS	7,015	7,889	(874)	-11%

TOTAL ASSETS	8,547	12,322	(3,775)	-31%

Accounts payable	824	508	316	62%
Loans	905	9,434	(8,529)	-90%
Reserves	110	30	80	267%
Other current liabilities	357	254	103	41%

TOTAL CURRENT LIABILITIES	2,196	10,226	(8,030)	-79%

Loans	3,996	1,219	2,777	228%
Reserves	247	214	33	15%
Other non-current liabilities	200	107	93	87%

TOTAL NON-CURRENT LIABILITIES	4,443	1,540	2,903	189%

TOTAL LIABILITIES	6,639	11,766	(5,127)	-44%

Minority Interest	41	30	11	37%
Temporary differences from transaltion	31	24	7	29%
Shareholders’ equity	1,836	502	1,334	266%

TOTAL LIABILITIES AND EQUITY	8,547	12,322	(3,775)	-31%

2-	Consolidated Loans

	Dec-31 2005	Dec-04 2004	Δ $	Δ %
Corporate Bonds	761	5,353	(4,592)	-86%
Banks	39	1,177	(1,138)	-97%
On purchase of fixed assets and inventories	—	1,475	(1,475)	-100%
Accrued interest	59	1,259	(1,200)	-95%
Derivaties	46	170	(124)	-73%

TOTAL CURRENT LOANS	905	9,434	(8,529)	-90%

Corporate Bonds	3,856	1,260	2,596	206%
Banks	386	—	—	—
On purchase of fixed assets and inventories	—	—	—	—
Net Present Value	(277)	(41)	(236)	576%
Derivaties valuation effect	31	—	—	—

TOTAL NON-CURRENT LOANS	3,996	1,219	2,777	228%

TOTAL LOANS	4,901	10,653	(5,752)	-54%

10

3-	Consolidated Income Statement

Twelve -Month Comparison

	Dec-31
	2005	2004	Δ $	Δ %
Net revenues	5,718	4,494	1,224	27%
Cost of services provided	(3,704)	(2,968)	(736)	25%

GROSS PROFIT	2,014	1,526	488	32%

Administrative expenses	(249)	(229)	(20)	9%
Selling expenses	(1,261)	(897)	(364)	41%

OPERATING (LOSS)/PROFIT	504	400	104	26%

Equity income from related companies	7	(2)	9	-450%
Financial and holding results	(306)	(1,172)	866	-74%
Debt Restructuring Results	1,424	209	1,215	581%
Other incomes & expenses	(165)	(78)	(87)	112%

RESULTS FROM ORDINARY OPERATIONS	1,464	(643)	2,107

Taxes on income	(122)	(26)	(96)	369%
Minority interest	(8)	3	(11)	-367%

NET (LOSS)/INCOME	1,334	(666)	2,000	-300%

Operating (Loss)/Profit before D&A	2,002	2,046	(44)	-2%

As a % of Net Revenues	35%	46%

Consolidated Income Statement

Three -Month Comparison

	Dec-31
	2005	2004	Δ $	Δ %
Net revenues	1,661	1,283	378	29%
Cost of services provided	(1,068)	(815)	(253)	31%

GROSS PROFIT	593	468	125	27%

Administrative expenses	(47)	(45)	(2)	4%
Selling expenses	(389)	(231)	(158)	68%

OPERATING (LOSS)/PROFIT	157	192	(35)	-18%

Equity income from related companies	—	(1)	1	-100%
Financial and holding results	(397)	(550)	153	-28%
Debt Restructuring Results	—	209	(209)	-100%
Other incomes & expenses	(57)	(9)	(48)	533%

RESULTS FROM ORDINARY OPERATIONS	(297)	(159)	(138)

Taxes on income	12	(17)	29	-171%
Minority interest	(4)	1	(5)	-500%

NET (LOSS)/INCOME	(289)	(175)	(114)	65%

Operating (Loss)/Profit before D&A	521	564	(43)	-8%

As a % of Net Revenues	31%	44%

4-	Consolidated Statement of Cash Flow

Twelve -Month Comparison

	Dec-31
	2005	2004	Δ $	Δ %
Net income	1,334	(666)	2,000	300%
Depreciation and Amortization	1,498	1,646	(148)	-9%
Increase in provisions	230	112	118	105%
(Increase)/decrease in assets	(166)	(198)	32	16%
(Decrease)/increase in liabilities	230	20	210	1050%
Debt Reestructurings results	(1,424)	—	(1,424)
Others, net	265	1,286	(1,021)	-79%

Total Funds generated by Operating Activities	1,967	2,200	(233)	-11%

Total Funds applied to Investing Activities	87	(851)	938	110%

Increase in financial debt, net	1,236	—	1,236
Debt payments	(4,684)	(471)	(4,213)	894%
Interests and financial expenses	(944)	(154)	(790)	-513%

Total Funds applied to Financing Activities	(4,392)	(625)	(3,767)	-603%

Increase/(decrease) of Funds	(2,338)	724	(3,062)	-423%

Consolidated Statement of Cash Flow

Three -Month Comparison

	Dec-31
	2005	2004	Δ $	Δ %
Net income	(289)	(175)	(114)	-65%
Depreciation and Amortization	364	372	(8)	-2%
Increase in provisions	167	84	83	99%
(Increase)/decrease in assets	(27)	(61)	34	56%
(Decrease)/increase in liabilities	25	32	(7)	-22%
Debt Restructuring Results	—	—	—
Others, net	343	476	(133)	-28%

Total Funds generated by Operating Activities	583	728	(145)	-20%

Total Funds applied to Investing Activities	(160)	(739)	579	78%

Increase in financial debt, net	1,206	—	1,206
Debt payments	(1,398)	(465)	(933)	201%
Interests and financial expenses	(176)	(142)	(34)	-24%

Total Funds applied to Financing Activities	(368)	(607)	239	39%

Increase/(decrease) of Funds	55	(618)	673	109%

11

5 -	Consolidated Revenues Breakdown

Twelve -Month Comparison

	Dec-31
	2005	2004	Δ $	Δ %
Fixed Telephony	2,180	2,087	93	4%

Measured service
Local	524	518	6	1%
DLD	449	441	8	2%
Monthly charges	676	635	41	6%
Public telephones	155	170	(15)	-9%
Interconnection	254	210	44	21%
Others	122	113	9	8%

International Telephony	224	215	9	4%

Data transmission & Internet	467	416	51	12%

Cellular Telephony	2,797	1,733	1,064	61%

Telecom Personal	2,576	1,567	1,009	64%

Monthly fee and measured service	577	337	240	71%
Pre-paid card	641	353	288	82%
Calling Party Pays	411	368	43	12%
TLRD *	261	147	114	78%
Handset sales and accesories	322	135	187	139%
Others	364	227	137	60%

Núcleo	221	166	55	33%

Monthly fee and measured service	47	36	11	31%
Pre-paid card	92	60	32	53%
Calling Party Pays	34	38	(4)	-11%
TLRD *	24	17	7	41%
Handset sales and accesories	10	1	9	900%
Others	14	14	—	0%

Telephone Directories (Publicom)	50	43	7	16%

TOTAL NET REVENUES	5,718	4,494	1,224	27%

*	Charges for the temination of calls of the cellular operators.

Consolidated Revenues Breakdown

Three -Month Comparison

	Dec-31
	2005	2004	Δ $	Δ %
Fixed Telephony	567	555	12	2%

Measured service
Local	137	141	(4)	-3%
DLD	115	119	(4)	-3%
Monthly charges	175	164	11	7%
Public telephones	37	42	(5)	-12%
Interconnection	73	60	13	22%
Others	30	29	1	3%

International Telephony	57	57	—	0%

Data transmission & Internet	125	108	17	16%

Cellular Telephony	879	528	351	66%

Telecom Personal	813	483	330	68%

Monthly fee and measured service	177	107	70	65%
Pre-paid card	215	105	110	105%
Calling Party Pays	116	98	18	18%
TLRD *	84	49	35	71%
Handset sales and accesories	111	46	65	141%
Others	110	78	32	41%

Núcleo	66	45	21	47%

Monthly fee and measured service	13	10	3	30%
Pre-paid card	31	17	14	82%
Calling Party Pays	9	7	2	29%
TLRD *	7	5	2	40%
Handset sales and accesories	2	—	2	—
Others	4	6	(2)	-33%

Telephone Directories (Publicom)	33	35	(2)	-6%

TOTAL NET REVENUES	1,661	1,283	378	29%

*	Charges for the temination of calls of the cellular operators.

12

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 14, 2006	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	President